AMENDED AND RESTATED CREDIT AGREEMENT

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREAFTER BECOME LENDERS
UNDER THIS AGREEMENT

with
CIBC WORLD MARKETS
and TD SECURITIES
as Co-Lead Arrangers and Joint Bookrunners

- and -

TD SECURITIES
as Syndication Agent

- and -

THE BANK OF NOVA SCOTIA,
ROYAL BANK OF CANADA, and
BANK OF MONTREAL
as Co- Documentation Agents

October 19, 2006

-i-

-ii-

-iii-

-iv-

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT made effective the 19th day of October, 2006,

BETWEEN:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREAFTER BECOME LENDERS
UNDER THIS AGREEMENT

PREAMBLE

WHEREAS the Borrower, the Agent and certain of the Lenders are parties to an amended and restated credit agreement dated March 31, 2006 (the "Original Credit Agreement");

AND WHEREAS the Borrower has requested and the Lenders have agreed to amend and restate the Original Credit Agreement on the terms and conditions and for the purposes set out in this Agreement;

AND WHEREAS CIBC has agreed to act as Agent for the Lenders on the terms and conditions and for the purposes set out in this Agreement.

AGREEMENT

In consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1               Definitions. Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in Schedule A, unless otherwise defined in any of the Documents.

1.2               Headings. Headings, subheadings and the table of contents contained in any of the Documents are inserted for convenience of reference only and will not affect the construction or interpretation of any of the Documents.

1.3              Subdivisions. Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Reference in Schedule A to a Schedule or to an Article, Section, paragraph or other subdivision of "this Agreement" is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4               Number. Wherever the context in any of the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5              Statutes, Regulations and Rules. Any reference in any of the Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6               Monetary References. Whenever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars.

1.7               Time. Time will be of the essence of the Documents.

1.8               Governing Law. The Documents will be governed by and construed in accordance with the Laws in force in the Province of Alberta from time to time.

1.9               Enurement. The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10             Amendments. No Document may be amended orally and, subject to Sections 1.11(a), 21.16 and 22.1(1) any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11             No Waiver.

(a)     Subject to Sections 1.11(c) and 21.16(a), no waiver by a Party of any provision or of the breach of any provision of any of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)    The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of any of the Documents will not

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operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)     Acceptance of payment by a Party after a breach or non-fulfilment of any provision of any of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Documents.

1.12           Severability. If the whole or any portion of the Documents or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Law.

1.13           Inconsistency. To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14            Accounting Terms and Principles. Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facilities will be interpreted, applied and calculated, as the case may be, in accordance with GAAP published from time to time in the Handbook. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless agreed to by the Agent in writing, such agreement not to be unreasonably withheld. It will be reasonable for the Agent to withhold its consent if a proposed change could adversely affect the obligations of the Borrower or the rights of the Agent and the Lenders hereunder.

1.15            Schedules. The following are the Schedules which form part of this Agreement:

Schedule A:   Definitions
Schedule B:    Lenders and Individual Commitment Amounts
Schedule C:    Form of Compliance Certificate
Schedule D:    Form of Notice of Drawdown
Schedule E:    Form of Notice of Rollover/Notice of Conversion/Notice of Repayment
Schedule F-1: Form of Demand Debenture
Schedule F-2: Form of NARL Debenture
Schedule G:    Form of Debenture Pledge Agreement
Schedule H:    Form of Affiliate Subordination Agreement
Schedule I:     Form of Affiliate Guarantee and Subordination Agreement
Schedule J:     Disclosure Regarding Trust and its Subsidiaries
Schedule K:   Form of Designation of Restricted Subsidiaries
Schedule L:    Form of Intercreditor Agreement
Schedule M:  Form of Assignment

Schedule N: Existing Borrowings and Lender Hedge Agreements
Schedule 0: Existing Security

1.16            Amendment and Restatement. Effective as of the Effective Time, the Original Credit Agreement is hereby amended and restated as set forth herein without in any way affecting the rights or obligations of any Party which may have accrued as of the date hereof pursuant to the provisions of the Original Credit Agreement prior to the Effective Time, and the Original Credit Agreement, as so amended and restated, is hereby ratified and confirmed.

ARTICLE 2
CREDIT FACILITIES

2.1              The Credit Facilities.

(a)     Revolving Facility. Subject to the terms and conditions hereof and effective as of the Effective Time, the Revolving Lenders hereby establish the Revolving Facility in favour of the Borrower in the Aggregate Commitment Amount set forth in Schedule B, which may be drawn by the Borrower in Canadian Dollars or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof. The Individual Commitment Amount of each Revolving Lender under the Revolving Facility is set out in Schedule B. The Borrower may borrow, repay and re-borrow any amount of the Individual Commitment Amount of each Revolving Lender under the Revolving Facility based on such Revolving Lender's Rateable Portion under the Revolving Facility.

(b)    Bridge Facility. Subject to the terms and conditions hereof and effective as of the Effective Time, the Bridge Lenders hereby establish the Bridge Facility in favour of the Borrower in the Aggregate Commitment Amount set forth in Schedule B, which may be drawn by the Borrower in Canadian Dollars or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof. The Individual Commitment Amount of each Bridge Lender under the Bridge Facility is set out in Schedule B. The Bridge Facility is non-revolving and may only be drawn by a single Drawdown within five Banking Days after the Closing Date. Accordingly, any undrawn portion of a Bridge Lender's Individual Commitment Amount under the Bridge Facility shall be immediately cancelled after the earlier of such single Drawdown and the close of business on the fifth Banking Day after the Closing Date and any amounts repaid to a Bridge Lender hereunder shall reduce such Bridge Lender's Individual Commitment Amount under the Bridge Facility and may not be reborrowed again.

2.2              Extension of Revolving Facility Termination Date.

(a)     Notice by Borrower. The Borrower may, at its option, request that the then existing Revolving Facility Termination Date of those Revolving Lenders which are not then Non-Extending Lenders be extended for extension periods of one, two or three years (an "Extension") by sending an extension request (an

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"Extension Request") to the Agent not less than 60 days and not more than 90 days before any Anniversary Date (each a "Request Period"), provided that following the granting of such Extension, the Revolving Facility Termination Date shall not be extended beyond three years from such Anniversary Date. The Agent will promptly after receipt thereof provide a copy of the Extension Request to each of the Revolving Lenders which is not then a Non-Extending Lender. If the Borrower fails to make an Extension Request within the Request Period, the Revolving Facility will no longer be capable of being extended as herein provided until the Request Period applicable to the next Anniversary Date and, unless so extended, the Revolving Facility will continue until the then current Revolving Facility Termination Date with each Revolving Lender's Individual Commitment Amount under the Revolving Facility remaining available for Drawdown during such time. Notwithstanding the foregoing, the initial Extension Request cannot be sent until the Borrower delivers to the Lenders the December 31, 2006 annual audited consolidated financial statements of the Trust in accordance with Section 14.1 (a) and the December 31, 2006 Independent Reserve Report in accordance with Section 14.1(d).

(b)    Extending and Non-Extending Lenders. Each Revolving Lender which has not previously become a Non-Extending Lender, may in its sole discretion, pursuant to an Extension Request, elect to extend the current Revolving Facility Termination Date with respect to its Individual Commitment Amount under the Revolving Facility, subject however to such conditions and amendments respecting the Revolving Facility, if any, as the Extending Lenders unanimously agree upon and are acceptable to the Borrower. Each such Revolving Lender will make its election by notice to the Agent on or before the later of (i) 30 days from the date of the Extension Request, and (ii) 30 days after the Borrower delivers to the Lenders the most recent annual audited consolidated financial statements of the Trust in accordance with Section 14.1(a) and the most recent Independent Engineering Report in accordance with Section 14.1(d) (the "Election Period"). Each Revolving Lender which grants an Extension is referred to herein as an "Extending Lender", and each Revolving Lender which elects not to grant an Extension, or fails to make such election within the Election Period, is referred to herein as a "Non-Extending Lender".

(c)     No Extension. No Extension shall occur unless those Revolving Lenders who wish to grant an Extension pursuant to an Extension Request represent at least 662/3% of the aggregate Individual Commitment Amounts of all Revolving Lenders under the Revolving Facility who are not Non-Extending Lenders at the time of such Extension Request. If an Extension is not requested during a Request Period or a requested Extension is not granted by the requisite percentage of Revolving Lenders, the then current Revolving Facility Termination Date of a Revolving Lender will, subject to Section 2.2(e), continue for such Revolving Lender and such Revolving Lender's Individual Commitment Amount under the Revolving Facility will remain available for Drawdown in accordance with Section 2.1(a) until its Revolving Facility Termination Date; provided that, unless a Revolving Lender has previously become a Non-Extending Lender, the

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Borrower may again make an Extension Request to such Revolving Lender during the Request Period applicable to the next Anniversary Date in accordance with Section 2.2(a).

(d)     Extension Notice. Promptly after the expiry of the Election Period, the Agent will notify the Borrower of the decision of the Revolving Lenders with respect to its Extension Request (the "Extension Notice"). The Extension Notice will identify the Extending Lenders and Non-Extending Lenders, the term of the Extension, if granted, and a list of the conditions or amendments, if any, respecting the Revolving Facility as the Extending Lenders have unanimously agreed upon as a condition to the granting of the Extension. The Borrower will, within 20 days of receipt of the Extension Notice from the Agent, notify the Agent as to its acceptance or rejection of the conditions or amendments, if any, stipulated by the Extending Lenders respecting the Revolving Facility. If the Borrower accepts all such conditions or amendments requested by the Extending Lenders, the Revolving Facility Termination Date with respect to the Extending Lenders will be deemed to have been extended for that period of time set out in the Extension Notice and subject to Section 2.2(e), the Revolving Facility Termination Date with respect to the Non-Extending Lenders shall not be extended. If the Borrower notifies the Agent that it does not accept such conditions or amendments or fails to notify the Agent within the time provided above for acceptance, the Revolving Facility Termination Date will not be extended as herein provided and will continue until the Revolving Facility Termination Date with each Lenders' Individual Commitment Amount under the Revolving Facility remaining available for Drawdown until the Revolving Facility Termination Date; provided that the Borrower may again make an Extension Request during the Request Period applicable to the next Anniversary Date in accordance with Section 2.2(a).

(e)     Replacement of Non-Extending Lender. Notwithstanding Section 2.5, and provided that Revolving Lenders representing more than 662/3% of the aggregate Individual Commitment Amounts of all Extending Lenders have elected to grant an Extension, the Borrower will be entitled to exercise one or more of the following options, with respect to any Revolving Lender who has become a Non- Extending Lender, prior to the Revolving Facility Termination Date applicable to such Non-Extending Lender:

(i)      provided that no Default or Event of Default has occurred and is continuing, the Borrower may repay all (or part if the entire remaining portion of the applicable Individual Commitment Amount under the Revolving Facility is placed in acceptance with (ii) below) of the Principal Amount owing to such Revolving Lender under the Revolving Facility, together with all accrued but unpaid interest and fees thereon and any breakage costs determined in accordance with Section 8.2, provided that a Bankers' Acceptance will not be prepaid prior to its Maturity Date (except the Borrower may provide Escrow Funds therefor in accordance with Section 18.4), and upon such payment such Revolving Lender's Individual

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Commitment Amount under the Revolving Facility (or the applicable part thereof) will be permanently cancelled; or

(ii)     the Borrower may replace the Non-Extending Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases such Revolving Lender's entire or remaining Individual Commitment Amount under the Revolving Facility in accordance with Section 21.2.

2.3              Maturity Date. The Borrower will not be entitled to request a Borrowing under the Revolving Facility from a Revolving Lender which has a Maturity Date after the Revolving Facility Termination Date applicable to such Lender. If, at any time, there are Revolving Lenders with different Revolving Facility Termination Dates, all Revolving Lenders will share in Borrowings under the Revolving Facility on the basis of their Rateable Portions under the Revolving Facility except to the extent that a requested Borrowing has a Maturity Date after the Revolving Facility Termination Date of a Revolving Lender, in which case only those Revolving Lenders with a Revolving Facility Termination Date later than the Maturity Date of the requested Borrowing will be required to participate in providing such Borrowing and the Borrower may request a similar Borrowing to the extent permitted hereunder from the other Revolving Lenders with a Maturity Date occurring on or before the Revolving Facility Termination Date of such Revolving Lenders. Each such determination by the Agent shall be prima facie evidence of such rateable portion or share.

2.4               Mandatory Repayment of Credit Facilities.

(a)      Mandatory Prepayment of Bridge Facility. Within five (5) Banking Days after receipt of any of the net proceeds referred to below, the Borrower will make prepayments of the Principal Amount of the Bridge Facility equal to the amount of:

(i)     after repayment in full of all Senior Unsecured Obligations, the net proceeds (including, without limitation, net of all brokerage commissions, underwriting fees and all reasonable and documented legal and accounting fees and all other customary fees actually incurred in connection therewith) of any indebtedness for borrowed money (which, for certainty, includes any Convertible Debentures) created, issued or incurred by the Borrower or any other Harvest Party, other than (A) indebtedness under this Agreement or the Senior Unsecured Credit Agreement, (B) indebtedness described in paragraphs (a) through (e) of the definition of Consolidated Senior Debt and (C) intercompany indebtedness owed solely to the Borrower or any other Harvest Party;

(ii)     after repayment in full of all Senior Unsecured Obligations, the net proceeds (including, without limitation, net of all brokerage commissions, underwriting fees and all reasonable and documented legal and accounting fees and all other customary fees actually incurred in connection

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therewith) of any units, shares or other equity or equity-like securities or instruments issued by the Borrower or any other Harvest Party (other than in respect of indebtedness for borrowed money), other than (A) securities or instruments issued solely to the Borrower or any other Harvest Party and (B) securities or instruments of the Trust issued solely in connection with the distribution reinvestment program, the Trust Unit award incentive plan and the Trust Units rights incentive plan of the Trust insofar as each of the same relate to employees, officers or directors of any Harvest Party; and

(iii)     the net cash proceeds (including, without limitation, net of reasonable and documented legal, accounting and investment banking fees, amounts required to be applied to the repayment of any amounts secured by a Permitted Encumbrance on any asset which is the subject of such disposition and other customary fees and expenses actually incurred in connection with the disposition, all net of taxes paid or reasonably expected to be payable as a result of any such disposition) of any sale (including, without limitation, any sale-leaseback), exchange, lease, transfer or other disposition of assets by the Borrower or any other Harvest Party, other than (A) dispositions of Petroleum Substances in the ordinary course of business, (B) dispositions between Harvest Parties, (C) dispositions in the ordinary course of business where the net proceeds of any individual disposition (including any disposition consisting of a series of related transactions) are less than Cdn. $1,000,000 and (D) dispositions where the cumulative net proceeds are less than Cdn. $25,000,000.

The Individual Commitment Amount of each Bridge Lender under the Bridge Facility shall be automatically reduced by such Bridge Lender's Rateable Portion under the Bridge Facility of any net proceeds referred to above which are received prior to the initial Drawdown of the Bridge Facility. The Borrower will provide the Agent with at least two (2) Banking Days' prior written notice of each such prepayment or reduction.

(b)     Bridge Facility Termination Date. The Principal Amount owing to a Bridge Lender, if any, on the Bridge Facility Termination Date of such Bridge Lender will be paid by the Borrower to the Agent on behalf of such Bridge Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Bridge Lender under the Bridge Facility, if any, on such date.

(c)     Revolving Facility Termination Date. The Principal Amount owing to a Revolving Lender, if any, on the Revolving Facility Termination Date of such Revolving Lender will be paid by the Borrower to the Agent on behalf of such Revolving Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Revolving Lender under the Revolving Facility, if any, on such date.

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2.5              General Right to Prepay and Cancel. Subject to Section 2.2(e) and Section 8.2 and with the same notice required when the Borrowing to be prepaid was made, the Borrower may at any time permanently prepay, without premium, bonus or penalty, any or all of the Aggregate Principal Amount of firstly the Bridge Facility and, after the Bridge Facility has been fully repaid and cancelled, the Revolving Facility, except that a Bankers' Acceptance will not be prepaid prior to its Maturity Date (except the Borrower may provide Escrow Funds therefor in accordance with Section 18.4) and an unexpired Letter of Credit will not be prepaid prior to its Maturity Date (except by the return thereof to the Agent for cancellation or providing Escrow Funds therefor in accordance with Section 18.4). Subject to the preceding sentence and Section 2.2(e), the Borrower may also at any time, upon the Borrower giving the Agent not less than five (5) Banking Days prior notice, cancel in whole or in part any undrawn portion of the Aggregate Commitment Amount under the Revolving Facility, provided that any such cancellation of such Aggregate Commitment Amount will be made pro-rata to all Revolving Lenders on the basis of each such Revolving Lender's Rateable Portion under the Revolving Facility and will result in a permanent reduction of the Aggregate Commitment Amount under the Revolving Facility.

2.6              Payments to Agent. Other than as expressly provided herein, all payments of amounts owing by the Borrower to the Lenders under the Documents will be made by the Borrower to the Agent for the account of the Lenders in accordance with their respective Rateable Portions.

2.7              Use of Proceeds.

(a)      The Borrower will be entitled, subject to Section 6.3, to use Advances under the Revolving Facility for general corporate and trust purposes, including the financing of the NARL Acquisition and other acquisitions.

(b)     The Borrower will be entitled to use the Advance under the Bridge Facility solely for the purpose of financing a portion of the purchase price of the NARL Acquisition.

2.8               Swingline Advances.

(a)      Availability. Notwithstanding Sections 5.2, 5.4, 5.6 and 21.2(a), the Borrower may obtain Swingline Advances under the Revolving Facility in the following manner:

(i)       in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans, on an overdraft basis or by delivering a duly executed Notice of Drawdown to the Swingline Lender (with a copy to the Agent) not later than 11:00 a.m. (Calgary time) on the proposed Drawdown Date;

(ii)     in the case of Bankers' Acceptances, by delivering a duly executed Notice of Drawdown to the Swingline Lender (with a copy to the Agent) not later than 11:00 a.m. (Calgary time) on the proposed Drawdown Date; and

(iii)    in the case of Letters of Credit, by delivering a duly executed Notice of Drawdown to the Swingline Lender at least three (3) Banking Days prior to the proposed Drawdown Date (or such shorter or longer period as may be determined by the Swingline Lender, acting reasonably).

Swingline Advances shall be made solely by the Swingline Lender, without assignment to or participation by other Lenders (except as provided in this Section 2.8). The making of each Swingline Advance shall constitute a Drawdown hereunder and shall reduce the availability of the Revolving Facility by the Principal Amount of such Swingline Advance.

(b)     Individual Limits. Subject to Section 5.7, at no time shall (i) the aggregate Principal Amount of all Swingline Borrowings owing to the Swingline Lender exceed $50,000,000 (or the Canadian Dollar Exchange Equivalent thereof) or (ii) the aggregate Principal Amount of all Swingline Borrowings owing to the Swingline Lender plus such Lender's Rateable Portion of the Aggregate Principal Amount of all Syndicated Borrowings exceed such Lender's Individual Commitment Amount under the Revolving Facility; provided that the Agent shall adjust the Swingline Lender's Rateable Portion of Syndicated Borrowings in accordance with its customary practice if and to the extent required to ensure that, subject to Section 2.8(c), any undrawn availability of Swingline Borrowings is capable of being fully drawn.

(c)    Aggregate Limit. Subject to Section 5.7, at no time shall the aggregate Principal Amount of all Swingline Borrowings plus the Aggregate Principal Amount of all Syndicated Borrowings exceed the Aggregate Commitment Amount under the Revolving Facility.

(d)     Repayment. Each Swingline Borrowing (other than a Letter of Credit) shall be repaid by the Borrower (or Converted into a Syndicated Borrowing in accordance with Section 2.8(h)) within 30 days after the relevant Drawdown Date (in the case of a Canadian Prime Rate Loan or a U.S. Base Rate Loan) or on the maturity date (not to exceed 30 days after the relevant Drawdown Date) selected by the Borrower in the Notice of Drawdown requesting such Swingline Borrowing (in the case of Bankers' Acceptances). Notwithstanding Section 5.2, no notice of repayment shall be required to be given by the Borrower in respect of any such repayment of any Swingline Borrowing nor shall Swingline Borrowings be Rolled Over or Converted except for Conversions into Syndicated Borrowings in accordance with Section 2.8(h).

(e)     Mandatory Repayment. If the Borrower requests a Syndicated Borrowing and the Swingline Lender's Rateable Portion of such Syndicated Borrowing would cause its Rateable Portion of all Syndicated Borrowings then outstanding together with the aggregate Principal Amount of all Swingline Borrowings to exceed the Swingline Lender's Individual Commitment Amount under the Revolving Facility, then the Borrower shall be required to repay such Swingline Borrowings (or to Convert such Swingline Borrowings into a Syndicated Borrowing in accordance with Section 2.8(h)) to the extent of such excess on or before the requested date of such Syndicated Borrowing.

(f)      Prepayments. The Borrower may make prepayments of Swingline Borrowings at any time and from time to time without notice or penalty; provided that: (i) any Swingline Borrowing by way of Bankers' Acceptances cannot be prepaid, and (ii) any Swingline Borrowing by way of Letter of Credit may only be prepaid if such Letter of Credit is returned to the Swingline Lender for cancellation, collateralized in accordance with Section 18.4 or converted into a Syndicated Borrowing in accordance with Section 2.8(h).

(g)     Sole Account. All interest payments, acceptance fees and principal repayment of or in respect of Swingline Borrowings shall be solely for the account of the Swingline Lender. Subject to Section 2.8(h), all costs and expenses relating to the Swingline Borrowings shall be solely for the account of the Swingline Lender.

(h)     Conversion to Syndicated Borrowings. Notwithstanding anything to the contrary herein contained, (i) at any time at the option of the Borrower or (ii) if an Event of Default occurs or any Swingline Borrowing is not repaid on its Maturity Date, then the Borrower (in the case of (i) above) shall give notice to the Swingline Lender and the Agent or the Swingline Lender (in the case of (ii) above) shall give notice to the Borrower and the Agent (which notice shall in each case direct a Conversion of such Swingline Borrowing into a Syndicated Borrowing and shall specify the particulars of such Swingline Borrowing), and the Agent shall forthwith provide a copy of such notice to the other Revolving Lenders under the Revolving Facility and, effective on the day of notice to that effect to such other Revolving Lenders from the Borrower or the Swingline Lender, the Borrower shall be deemed to have requested a Conversion of such Swingline Borrowing into an amount of Syndicated Borrowings, in the same type of Borrowing as the relevant Swingline Borrowing, sufficient to repay the relevant Swingline Borrowing and accrued and unpaid interest in respect thereof. Subject to the same notice period set out in Section 5.2, and excluding any Swingline LCs which are to be Converted into Fronted LCs, such other Revolving Lenders shall disburse to the Agent for payment to the Swingline Lender their respective Rateable Portions of such amounts and such amounts shall thereupon be deemed to have been advanced by such other Revolving Lenders to the Borrower and to constitute Syndicated Borrowings by way of Canadian Prime Rate Loans (if the relevant Swingline Borrowing was denominated in Cdn. Dollars) or U.S. Base Rate Loans (if the relevant Swingline Borrowing was denominated in U.S. Dollars). Such Syndicated Borrowings shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swingline Borrowings.

(i)      Unconditional Obligation. For certainty, it is hereby acknowledged and agreed that the Revolving Lenders shall be obligated to disburse to the Agent for payment to the Swingline Lender their respective Rateable Portions of any Syndicated Borrowings contemplated by Section 2.8(h) regardless of-

(i)      whether a Default or Event of Default has occurred or is then continuing or whether any other condition in Article 6 is met;

(ii)     whether or not the Borrower has, in fact, actually requested such Conversion (by delivery of a Notice of Conversion or otherwise); and

(iii)    whether or not the obligations of the Revolving Lenders to make Advances has terminated.

(j)     Continuing Obligations. Notwithstanding that any Lender may assign its rights and obligations under this Agreement, the obligations in this Section 2.8 shall continue as obligations of the Persons who were Revolving Lenders at the time each such Swingline Advance was made, unless the Swingline Lender specifically releases such Revolving Lender from such obligations in writing.

2.9              Existing Borrowings under Existing Facilities.

(a)      Existing Letters of Credit. At the Effective Time, each Existing LC shall be deemed to be outstanding as a Letter of Credit issued at the request of the Borrower hereunder and shall be deemed to be either a Fronted LC or a Swingline LC as specified in Schedule N. In order to continue each such Existing LC under the Revolving Facility:

(i)      any Revolving Lender that issued such Existing LC will be deemed to be an Issuing Lender with respect to such Existing LC, and each Revolving Lender agrees on a pro rata basis to indemnify such Issuing Lender in accordance with Section 10.4 for all such Existing LCs which are Syndicated Borrowings;

(ii)     if such Existing LC is deemed to be a Swingline Borrowing, the Revolving Lender that issued such Existing LC shall be deemed to be a Swingline Lender; and

(iii)   each Revolving Lender that received Issuance Fees payable in advance with respect to such Existing LC will provide such credits or make such payments as may be required in order to reflect the Rateable Portions under the Revolving Facility (as determined by the Agent in accordance with its customary practice); provided that no such fee adjustment shall be made for (A) any Existing LC issued by National Bank of Canada or (B) any Existing LC issued by CIBC with a Face Amount of less than $1,000,000.

(b)     Existing BAs. At the Effective Time, each Existing BA shall be deemed to be outstanding as a Bankers' Acceptance accepted or made hereunder at the request and for the account of the Borrower under the Revolving Facility. In order to continue each such Existing BA under the Revolving Facility, each Revolving Lender that received Stamping Fees payable in advance with respect to such Existing BA shall provide such credits or make such payments as may be required in order to reflect the Rateable Portions under the Revolving Facility (as determined by the Agent in accordance with its customary practice) and each Revolving Lender agrees to indemnify each Revolving Lender that accepted an Existing BA in accordance with such Rateable Portions. In addition, each Revolving Lender acknowledges that the Agent is authorized to enter into the BA Indemnity Agreements for and on behalf of the Revolving Lenders and that such Revolving Lender will be bound by the BA Indemnity Agreements.

(c)     Other Existing Advances. At the Effective Time, each outstanding Advance (other than Existing LCs and Existing BAs) shall be deemed to be outstanding as an Advance hereunder and each Lender agrees to make such adjustments thereto as may be required in order to reflect the new Rateable Partners under the Revolving Facility (as determined by the Agent in accordance with its customary practice).

ARTICLE 3
ADVANCES

3.1               Types of Borrowing. The Borrower may from time to time (in the case of the Revolving Facility) or upon or within five Banking Days after the Closing Date (in the case of the Bridge Facility) obtain all or one or more of the following types of Borrowings under the Credit Facilities (unless expressly indicated otherwise):

(a)      Canadian Dollar Advances. For Advances in Canadian Dollars:

(i)      Canadian Prime Rate Loans in minimum amounts of not less than Cdn. $10,000,000 and in multiples of Cdn. $100,000 (except no such minimum shall apply to Swingline Advances);

(ii)     Bankers' Acceptances; and

(iii)    Letters of Credit (which shall only be available under the Revolving Facility).

(b)     U.S. Dollar Advances. For Advances in U.S. Dollars:

(i)      U.S. Base Rate Loans in minimum amounts of not less than U.S. $10,000,000 and in multiples of U.S. $100,000 (except no such minimum shall apply to Swingline Advances);

(ii)     LIBOR Based Loans; and

(iii)    Letters of Credit (which shall only be available under the Revolving Facility).

3.2                Interest and Fees.

(a)     Canadian Prime Rate Loans. Each Advance of a Canadian Prime Rate Loan will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the applicable margin (expressed as a rate per annum) as specified in the pricing table set forth in Section 3.2(g).

(b)     U.S. Base Rate Loans. Each Advance of a U.S. Base Rate Loan will bear interest at a variable rate per annum equal to the U.S. Base Rate plus the applicable margin (expressed as a rate per annum) as specified in the pricing table set forth in Section 3.2(g).

(c)     LIBOR Based Loans. Each Advance of a LIBOR Based Loan will bear interest at a rate per annum equal to LIBOR plus the applicable margin (expressed as a rate per annum) as specified in the pricing table set forth in Section 3.2(g).

(d)     Stamping Fee on Bankers' Acceptances. For each Advance by way of a Bankers' Acceptance, the stamping fee ("Stamping Fee") payable by the Borrower will be a per annum rate, calculated on the Face Amount of the Bankers' Acceptance and adjusted for the term to maturity, and will be the applicable margin (expressed as a rate per annum) as specified in the pricing table set forth in Section 3.2(g).

(e)     Issuance Fee for Financial Letters of Credit. For each Financial Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the Face Amount of such Financial Letter of Credit and the term thereof, such Issuance Fee to be equal to the applicable margin for Letters of Credit (expressed as a rate per annum) as specified in the pricing table set forth in Section 3.2(g).

(f)     Issuance Fee for Performance Letters of Credit. For each Performance Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the Face Amount of such Performance Letter of Credit and the term thereof, such Issuance Fee to be equal to 662/3% of the applicable margin for Letters of Credit (expressed as a rate per annum) as specified in the pricing table set forth in Section 3.2(g).

(g)     Applicable Margins.

		Canadian Prime
	Consolidated	Rate/U.S. Base Rate	LIBOR/Stamping Fee/
	Senior Debt to	Margin	Issuance Fee	Standby Fee
Level	EBITDA Ratio	(in bp)	(in bp)	(in bp)
1	< 1.0	0	65	13
2	>1.0<_1.5	0	70	14
3	>1.5<_2.0	0	75	15
4	>2.0<_2.5	0	85	18
5	>2.5<_3.0	0	90	20
6	> 3.0	15	115	25

* Note: For purposes of calculating the Consolidated Senior Debt to EBITDA Ratio in the pricing table above, the definition of "Consolidated Senior Debt" shall be deemed to include all of the Senior Unsecured Obligations outstanding at such time of calculation notwithstanding the fact that such obligations may be unsecured at such time.

** Note: The calculation of the Consolidated Senior Debt to EBITDA Ratio (a) on and at any time after the Closing Date until the last day of the calendar month during which a Compliance Certificate in respect of the fiscal quarter ended September 30, 2006 is delivered in accordance with Section 14.1(b) shall be based upon the pro-forma Compliance Certificate delivered pursuant to Section 6.1(h) and (b) on and after the first day of the calendar month following receipt of the Compliance Certificate referred to in the preceding clause (a) until the last day of the calendar month during which a Compliance Certificate in respect of the fiscal year ended December 31, 2006 is delivered to the Agent in accordance with Section 14.1(b) shall be based upon a pro-forma Compliance Certificate as at September 30, 2006 reflecting the consummation of the NARL Acquisition.

*** Note: The applicable margins for BA Equivalent Advances will be determined in accordance with Section 9.4.

(h)     Change in Rates Due to Change in Ratio. The effective date on which any change in interest rates on Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans or in Issuance Fees and Standby Fees occurs will be the first day of the calendar month following the date of receipt by the Agent of a Compliance Certificate which evidences a change in the Consolidated Senior Debt to EBITDA Ratio (as modified by the first notation in Section 3.2(g) above); provided that if the Borrower fails to deliver such Compliance Certificate when due in accordance with Section 14.1(b), then the applicable margins shall be based upon Level 6 from such due date until the date of delivery of such Compliance Certificate. Any increase or decrease in the interest rates on LIBOR Based Loans outstanding on the effective date of a change in such ratio will apply proportionately to each such LIBOR Based Loan outstanding on the basis of the number of days remaining in the term to maturity thereof. Any increase or decrease in the Stamping Fees on Bankers' Acceptances outstanding on the effective date of such a change will apply for new Bankers' Acceptances issued after such effective date or on any Rollover of an existing Bankers' Acceptance but otherwise the Stamping Fees on any Bankers' Acceptance existing on such effective date will not change until the maturity date thereof. Any increase or decrease in the Issuance Fees on Letters of Credit outstanding on the effective date of a change in such ratio will apply proportionately to each such Letter of Credit outstanding on the basis of the number of days remaining until the expiry date thereof.

3.3              Fronting Fee. The Borrower will pay to the Agent for distribution to the Issuing Lender, in respect of each Fronted LC issued, to be issued or renewed by the Issuing Lender and as a condition of such issuance or renewal, a non-refundable fronting fee ("Fronting

Fee") for the account of the Issuing Lender, in the currency of the Fronted LC calculated, on a basis of the Face Amount and term of the Fronted LC at a rate per annum equal to 12.5 Basis Points.

3.4              Standby Fee. The Borrower will, effective from and including the Closing Date, pay to the Agent for the benefit of the Revolving Lenders a standby fee ("Standby Fee") equal to the applicable rate (expressed as a rate per annum) specified in the pricing table set out in Section 3.2(g), calculated on the basis of a 365 day year and on the Aggregate Commitment Amount under the Revolving Facility less the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount under the Revolving Facility owing to all Revolving Lenders. The Standby Fee will be calculated daily and will be payable quarterly in arrears on the first Banking Day of each calendar quarter for the previous quarter and otherwise in the same manner as interest on Canadian Prime Rate Loans.

3.5             Agency Fee. The Borrower will pay to the Agent on an annual basis on each anniversary of February 3 the agency fee agreed upon between the Borrower and the Agent, the amount thereof to be kept confidential by the Borrower, subject to the exceptions set forth in Section 19.2.

3.6             Additional Fee. If and for so long as any Senior Unsecured Obligations are outstanding, the Borrower will pay to the Agent for the benefit of all Lenders an additional fee (expressed as a rate per annum) of 0.15%, calculated on the basis of a 365 day year and on the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of the Revolving Facility (for the account of the Revolving Lenders) and on the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of the Bridge Facility (for the account of the Bridge Lenders). Such additional fee will be calculated daily and will be payable quarterly in arrears on the first Banking Day of each calendar quarter for the previous calendar quarter and otherwise in the same manner as interest on the Canadian Prime Rate Loans.

ARTICLE 4
SECURITY

4.1             Security. All Obligations and the Hedge Indebtedness will be secured by the following security, undertakings and other agreements (such security, undertakings and other agreements and all other or additional security required to be delivered by any Harvest Party from time to time pursuant to this Article 4 are collectively referred to as the "Security"):

(a)      a debenture from each Harvest Party (other than NARL and NARL LP), substantially in the form of Schedule F-1 and a debenture from NARL and NARL LP, substantially in the form of Schedule F-2;

(b)     a debenture pledge agreement for each debenture referred to in Section 4.1(a) from each Harvest Party, substantially in the form of Schedule G;

(c)     an Affiliate Guarantee and Subordination Agreement from the Trust and each Restricted Subsidiary;

(d) an Affiliate Subordination Agreement from any Non-Restricted Subsidiary if required by Section 14.2(o); and

(e) a guarantee from the Borrower in respect of any Lender Hedge Agreements entered into by a Restricted Subsidiary (other than Redearth Partnership until such time as it becomes wholly-owned by the Trust).

The Parties acknowledge that the Existing Security has been delivered to the Agent and that the Existing Security forms part of the Security. In addition, the Borrower hereby covenants and agrees to cause Redearth Partnership to deliver a supplemental debenture to the Agent and the Lenders within 21 days of the Closing Date in order to conform its debenture in the Existing Security to the form of debenture in Schedule F-1 .

4.2               Sharing Security with Hedge Indebtedness.

(a)      The Parties acknowledge and agree that the Security is being held by the Agent to secure the Obligations and the Hedge Indebtedness on a pari passu basis.

(b)     If requested by any of the Agent or any Hedge Lender, then each of the Agent and the Hedge Lenders will enter into such further intercreditor agreements and assurances as may be reasonably requested to further evidence the sharing provisions of this Section 4.2, provided that such intercreditor agreements or assurances shall be consistent with any Intercreditor Agreement which may be from time to time in force or effect and, in the event of any conflict with any Intercreditor Agreement, the provisions of such Intercreditor Agreement shall govern. In addition to the pari passu sharing provisions referred to above, such further agreements shall incorporate the following principles (which will also apply prior to the entering into of such further agreements):

(i)      a Hedge Lender cannot elect to enforce the Security unless the Majority Lenders have elected to enforce the Security in accordance with Section 18.2;

(ii)     any matter or thing done or omitted to be done by a Lender under or in respect of this Agreement, the Security or the other Documents will be binding upon the Hedge Affiliate of such Lender and each Lender does hereby indemnify and save the other Lenders and the Agent harmless from any and all claims, demands or actions that a Hedge Affiliate of such Lender may have against the other Lenders and the Agent for any matter or thing done or omitted to be done by any of them under and in respect of this Agreement, the Security and the other Documents;

(iii)    subject to Section 4.2(b)(i), a Hedge Lender (in such capacity) will under no circumstances be considered to be a Lender for the purposes of this Agreement and will not be entitled to vote or to receive any notices hereunder;

(iv)    if the Agent accelerates the Obligations pursuant to Section 18.2, each Hedge Lender will promptly take all such steps as may be reasonably required to ensure that a Hedge Crystallization Event occurs in respect of all of its outstanding Lender Hedge Agreements;

(v)    subject to Section 4.10, if any Lender Hedge Agreements remain outstanding after the Obligations are fully paid and satisfied and the Credit Facilities are cancelled, the Agent shall discharge the Security; provided that:

(A)    at the request of any Hedge Lender, but subject to (D) below, the Borrower will promptly enter into margin arrangements with such Hedge Lender which will require the Borrower to promptly provide such Hedge Lender with a pledge of cash or marketable securities with an aggregate value not less than the aggregate Hedge Indebtedness then owing to such Hedge Lender from time to time (to be determined as if a Hedge Crystallization Event had occurred);

(B)    at the request of any Hedge Lender (which request may be made at any time after the Closing Date), but subject to (D) below, the Borrower agrees to amend its ISDA Master Agreement with such Hedge Lender to reflect the provisions of (A) above;

(C)    the provisions in (A) and (B) above shall survive repayment of the Obligations and termination of the Credit Facilities; and

(D)    any Hedge Lender may elect to expressly override the provisions in (A) and (B) above in its ISDA Master Agreement (or in any amendment thereto) by expressly contemplating the discharge of the Security and the consequences thereof; provided that no such election shall affect the rights of any other Hedge Lender.

4.3               Sharing Security with Pari Passu Senior Debt. The Borrower or any other Harvest Party may incur Pari Passu Senior Debt subject to the following conditions:

(a)     at the time of incurrence of such Pari Passu Senior Debt, the Borrower shall be in compliance with the financial covenants in Section 14.3 (as determined by calculating Consolidated Senior Debt and Consolidated Total Debt as at the date of such incurrence and inclusive of such incurrence and by calculating Consolidated EBITDA and Total Capitalization as at the end of the most recent fiscal quarter for which financial statements have been delivered pursuant to Section 14.1(a); provided that if such Pari Passu Senior Debt is incurred to finance an acquisition, the Consolidated EBITDA associated with such acquisition and any unitholders' equity issued in connection with such acquisition will be included on a pro forma basis (in a manner satisfactory to the Majority Lenders acting reasonably) in the calculation of such financial covenants as if such acquisition had been made at the beginning of the calculation period for such financial covenants);

(b)     the holder(s) of such Pari Passu Senior Debt shall be required to enter into an Intercreditor Agreement and: (i) if such holder(s) intend to share in the Debenture Security, to obtain unlimited guarantees from each Harvest Party (other than the direct obligor of such Pari Passu Senior Debt), or (ii) if such holder(s) intend to hold their own Pari Passu Security, to obtain such Pari Passu Security;

(c)     except as contemplated in Section 4.3(b), the holder(s) of such Pari Passu Senior Debt shall not have any other Security Interests which secure such Pari Passu Senior Debt;

(d)     if such holder(s) intend to share in the Debenture Security, the Agent in its reasonable discretion may require that the principal amount of the Debenture Security be increased or that the Debenture Security be assigned to and held by a collateral agent (and any such collateral agent must be approved by the Agent and the Borrower); and

(e)     no Default or Event of Default shall have occurred and be continuing at the time of incurrence of such Pari Passu Senior Debt.

4.4              Registration.

(a)     Subject to Section 4.4(b), the Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it. The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the Security Interests established by any prior registration, filing or recording thereof. To facilitate such ongoing perfection of the Security, the Borrower shall promptly notify the Agent of (i) any change in the location of its chief executive office from Calgary or (ii) any acquisition by it of any material property or assets located outside of the Provinces of Alberta, Saskatchewan or British Columbia.

(b)     Except for fixed charge registrations of the Security against the Refinery Lands, the Borrower shall not be required to register, file or record the Security at any land titles office or registry against any specific real property interests owned by any Harvest Party unless directed to do so by the Majority Lenders at any time when a Default or an Event of Default has occurred and is continuing.

(c)     The Agent shall have the right to make, at the expense of the Borrower, all such registrations, filings or recordings as are required to be made by the Borrower pursuant to this Section 4.4.

4.5               Exclusivity of Remedies. Nothing herein contained or in the Security now held or hereafter acquired by the Agent or the Lenders nor any act or omission of the Agent or the Lenders with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent or the Lenders with respect to any other security at any time held by the Agent or the Lenders.

4.6               Form of Security. The Security will be in such form or forms as provided in the Schedules to this Agreement or, where not set out in a Schedule, in such form as required by the Agent, acting reasonably. Subject to Section 4.4(b), if the Majority Lenders determine at any time and from time to time, acting reasonably, that the then existing Security has, for whatever reason, become unenforceable or no longer constitutes legally valid and binding obligations of the Harvest Parties, or the Security or the registration or perfection of the Security Interests constituted by the Security does not fully provide the Lenders with the Security Interests and priority to which the Lenders are entitled or intended to have under the Documents, the applicable Harvest Parties will at the request of the Agent forthwith execute and deliver, or cause to be executed and delivered, to the Agent, at the Borrower's expense, such amendments to the then existing Security or provide such new or replacement Security as the Agent may reasonably request to ensure the Agent holds the Security which it was originally entitled or intended to have under the Documents.

4.7               Permitted Encumbrances. None of the fact that:

(a)     any Harvest Party is permitted to create or suffer to exist any Permitted Encumbrance;

(b)     any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances; or

(c)     the Security Interests created pursuant to the Security are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created pursuant to the Security to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, or that the Obligations are in any way subordinate or junior in right of payment to any other Indebtedness; provided that the Lenders authorize the Agent, upon the request of the Borrower, to subordinate and/or release the Security Interests created by the Security to any Permitted Encumbrance described in paragraph (m) of the definition of Permitted Encumbrances.

4.8             Undertaking to Grant Fixed Charge Security. At the request of the Agent made at any time after a Default or an Event of Default has occurred and is continuing, the Borrower will forthwith grant and cause each other Harvest Party to grant to the Agent a fixed charge in all or any of the Borrower's or any other Harvest Party's material assets.

4.9             Further Assurances. The Borrower will, in connection with the provision of any amended, new or replacement Security referred to in Section 4.6.

(a)     do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent to give effect to any provision of the amended, new or replacement Security;

(b)     provide the Agent with all corporate, partnership or of other organizational resolutions and other action required for the Borrower or any other Harvest Party to grant the amended, new or replacement Security;

(c)     provide the Agent with an opinion of the Borrower's Counsel confirming the due authorization, execution and delivery by the applicable Harvest Parties of all such agreements and instruments comprising the amended, new or replacement Security in form and content satisfactory to the Agent, acting reasonably; and

(d)     subject to Section 4.4(b), assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in all such jurisdictions as the Agent, acting reasonably, deem necessary to give full force and effect to the amended, new or replacement Security.

4.10           Discharge of Security Upon Cancellation of Credit Facilities. Subject to the terms of any Intercreditor Agreement, the Agent will discharge the Security at the Borrower's expense forthwith after all of the Obligations have been unconditionally and irrevocably paid or satisfied in full (with the exception of any indemnity obligations which by their terms survive such payment or satisfaction) and the Aggregate Commitment Amount under each of the Credit Facilities has been cancelled by the Borrower, provided no Claim has at such time been made or threatened by a third-party against the Agent or any Lender with respect to any Credit Facility or the Hedge Agreements and for which there does not exist an adequate indemnity from the Borrower.

ARTICLE 5
FUNDING AND OTHER MECHANICS APPLICABLE TO
THE CREDIT FACILITIES

5.1              Funding of Advances. Subject to Section 5.2 and Article 8, Article 9 and Article 10, all Advances will be made available by deposit of the applicable funds (which in the case of Bankers' Acceptances will be the Net Proceeds) into the appropriate Borrower's Account for value on the Banking Day or the LIBOR Banking Day, as the case may be, on which the Advance is to take place.

5.2              Notice Provisions. Subject to Section 2.8(a), Drawdowns will be made available to the Borrower and the Borrower will be entitled to Rollover, Convert or repay Borrowings where permitted hereunder, provided a Notice of Drawdown, a Notice of Rollover, a Notice of Conversion or a Notice of Repayment, as applicable, is received from the Borrower by the Agent as follows:

(a)     with respect to Borrowings, other than LIBOR Based Loans or Bankers' Acceptances, at least 1 Banking Day prior to such Advance provided notice is received by the Agent no later than 12:00 noon Toronto, Ontario time on the

Banking Day immediately preceding the requested Drawdown Date or the date of Rollover, Conversion or Repayment, as applicable;

(b)     with respect to a Drawdown, Rollover, Conversion or Repayment of or into Bankers' Acceptances, at least 2 Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon Toronto, Ontario time on the second Banking Day immediately preceding the Drawdown Date or the date of Rollover, Conversion or Repayment, as applicable;

(c)     with respect to a Drawdown, Rollover, Conversion or Repayment of or into a LIBOR Based Loan, at least 3 LIBOR Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon Toronto, Ontario time on the third LIBOR Banking Day immediately preceding the Drawdown Date or the date of Rollover, Conversion or Repayment, as applicable; and

(d)     with respect to Letters of Credit, at least 3 Banking Days prior to such Advance (or such shorter or longer period as may be determined by the Issuing Lender, acting reasonably).

Notwithstanding the foregoing, the Notice of Drawdown for the initial Drawdowns under the Credit Facilities on or after the Closing Date (other than by way of LIBOR Based Loans or Bankers' Acceptances) may be received by the Agent no later than 4:30 p.m. Toronto, Ontario time on the Banking Day immediately preceding the requested Drawdown Date.

Any of the notices referred to in the foregoing paragraphs may, subject to Section 22.2, be given by the Borrower, at its sole risk, to the Agent by telephone and in such case will be followed by the Borrower delivering to the Agent on the same day the notice required hereunder confirming such instructions.

5.3              Irrevocability. A Notice of Drawdown, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders under the applicable Credit Facility to take the action contemplated herein and therein on the date specified therein, provided that any such notice will not be binding on any Lender who makes a determination under Section 11.2.

5.4              Rollover or Conversion of Borrowings.

(a)     Subject to Sections 5.2 and 5.4(e) and Article 8, Article 9 and Article 10, the Borrower will be entitled to Rollover one type of Borrowing under a Credit Facility into the same type of Borrowing under the same Credit Facility or Convert one type of Borrowing under a Credit Facility into another type of Borrowing under the same Credit Facility on the terms herein provided.

(b)     If the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 5.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the

Borrowings under a Credit Facility then maturing, the Borrower will be deemed to have irrevocably elected to Convert such maturing Borrowings, or that part of such maturing Borrowings which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Cdn. Dollar Borrowing or a U.S. Base Rate Loan with respect to a U.S. Dollar Borrowing in each case under the same Credit Facility.

(c)     No Conversion of a Bankers' Acceptance issued under a Credit Facility will be made prior to the Maturity Date thereof.

(d)     Subject to Section 8.2, the Borrower may elect to Convert a LIBOR Based Loan under a Credit Facility prior to the Maturity Date thereof into another type of Borrowing under the same Credit Facility.

(e)     If a Default or Event of Default has occurred and is continuing, the Borrower will not be entitled to make a Rollover or Conversion and, upon the Maturity Date of the relevant Borrowing, the provisions of Section 5.4(b) will apply.

5.5             Agent's Obligations. Upon receipt of a Notice of Drawdown, Notice of Rollover or Notice of Conversion with respect to a proposed Advance (other than by way of Bankers' Acceptances) under a Credit Facility, the Agent will forthwith notify the Lenders under such Credit Facility of the proposed date on which such Advance is to take place, of each such Lender's Rateable Portion of such Advance and if applicable, of the account of the Agent to which each such Lender's Rateable Portion thereof is to be credited.

5.6              Lenders' Obligations. Each applicable Lender will, prior to 12:00 noon (Toronto, Ontario time) on the proposed date on which an Advance is to take place (other than by way of Bankers' Acceptances), credit the account of the Agent specified in the Agent's notice given pursuant to Section 5.5 with such Lender's Rateable Portion of such Advance, and by 1:00 p.m. (Toronto, Ontario time) on the same date, the Agent will make available to the Borrower the amount so credited.

5.7             Currency Fluctuation. If as a result of currency fluctuation the Canadian Dollar Exchange Equivalent of the Principal Amount owing to a Lender under a Credit Facility exceeds such Lender's Rateable Portion of the Aggregate Commitment Amount under such Credit Facility (the "Excess"), the Borrower will pay the Excess to the Agent as a principal repayment for the benefit of the applicable Lender. If the amount of the Excess with respect to any such Lender is equal to or greater than 3% of such Lender's Rateable Portion of the Aggregate Commitment Amount under such Credit Facility, then the repayment of the Excess to such Lender will be made by the Borrower within 3 Banking Days after the Excess exceeds such threshold. If the amount of the Excess with respect to any such Lender is less than 3% of such Lender's Rateable Portion of the Aggregate Commitment Amount under such Credit Facility, then the repayment of the Excess to such Lender will be made on the earlier of the first Banking Day of the next following month or the next day on which interest is paid on any LIBOR Based Loans or a Stamping Fee is paid with respect to any Bankers' Acceptances. The Agent will request repayment of any Excess forthwith upon request therefor by any Lender, provided that the Agent will not otherwise be required to monitor the Excess or to request repayment thereof.

5.8              Excess Relating to LIBOR and BAs. If to pay an Excess, it is necessary to repay a LIBOR Based Loan or a Borrowing by way of Bankers' Acceptances prior to their Maturity Dates, the Borrower will not be required to repay such Borrowing until such Maturity Dates thereof, provided, however, that at the request of the Agent, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the applicable Lenders the Excess, to be held by the Agent for set-off against future amounts owing by the Borrower to the Lenders under the applicable Credit Facility in respect of such Excess and, pending such application, will bear interest for the Borrower's account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for such amount and for the period from the date of deposit to the Maturity Date of such Borrowing.

ARTICLE 6
CONDITIONS PRECEDENT TO DRAWDOWN

6.1              Conditions Precedent to Effectiveness. This Agreement will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt, where applicable, by the Agent, for and on behalf of the Lenders, of the following documents each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(a)     this Agreement shall have been duly executed and delivered by the Borrower;

(b)     a supplemental debenture shall have been executed and delivered by each Harvest Party (other than Redearth Partnership and the New Restricted Subsidiaries) in order to conform the debentures in the Existing Security to the form of debenture in Schedule F-1;

(c)     a debenture and a debenture pledge agreement shall have been executed and delivered by each of the New Restricted Subsidiaries (other than AcquisitionCo, NARL and NARL LP);

(d)     a confirmation of each Affiliate Guarantee and Subordination Agreement shall have been duly executed and delivered by the Trust and each Restricted Subsidiary (other than the New Restricted Subsidiaries);

(e)     an Affiliate Guarantee and Subordination Agreement shall have been duly executed and delivered by each of the New Restricted Subsidiaries (other than NARL);

(f)     the Agent shall have received satisfactory evidence that, immediately after the closing of the NARL Acquisition:

(i)      AcquisitionCo, NARL and NARL LP will execute and deliver a debenture substantially in the form of Schedule F-2;

(ii)     AcquisitionCo, NARL and NARL LP will execute and deliver a debenture pledge agreement; and

(iii)    NARL will execute and deliver an Affiliate Guarantee and Subordination Agreement;

(g)     the Agent and the Lenders shall have received favourable legal opinions of Borrower's Counsel and Lenders' Counsel;

(h)     the Agent and the Lenders shall have received a pro forma Compliance Certificate as at June 30, 2006 reflecting the consummation of the NARL Acquisition;

(i)      the Borrower shall have paid all fees and expenses then due in respect of this Agreement;

(j)     no Default or Event of Default shall have occurred and be continuing;

(k)     the representations and warranties in Article 13 and in any other Document shall be true, complete and correct on and with effect from the date of this Agreement; and

(1)     the Agent and the Lenders shall have received in respect of each Harvest Party (unless otherwise specified):

(i)     a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Administrative Body of the jurisdiction of organization of such Person, to the extent such certificate is issued by an Administrative Body in such jurisdiction;

(ii)     in respect of the Borrower and each Restricted Subsidiary (other than the New Restricted Subsidiaries), certified copies of (A) any amendments or supplements to its constating documents since March 31, 2006, (B) a certified copy of the resolutions of its board of directors authorizing the execution and delivery of this Agreement, and (C) in the case of the Borrower, any amendments or supplements to the Material Contracts since March 31, 2006;

(iii)     in respect of the Borrower, a certificate of incumbency with specimen signatures of the individuals executing any of the Documents to which the Borrower is a party;

(iv)    in respect of the Borrower, a certificate from an officer of the Borrower attaching a certified true and complete copy of the NARL Purchase Agreement and certifying that, upon payment of that portion of the purchase price to be funded by Advances hereunder and under the Senior Unsecured Credit Agreement, the NARL Acquisition will be completed and all conditions precedent to the NARL Acquisition have been satisfied (including receipt of any necessary corporate, governmental or regulatory approvals for the NARL Acquisition) or waived (provided that any waiver of a material condition precedent shall require the approval of the Majority Lenders, such consent not to be unreasonably withheld);

(v)     in respect of each New Restricted Subsidiary (other than NARL), a certificate from an officer of such Subsidiary attaching certified copies of (A) its constating documents and (B) resolutions of its governing body authorizing the execution and delivery of the Security to which it is a party; and

(vi)    satisfactory evidence that immediately after the closing of the NARL Acquisition, an officer of NARL will deliver a certificate attaching certified copies of (A) its constating documents and (B) resolutions of its governing body authorizing the execution and delivery of the Security to which it is a party.

6.2             Conditions Precedent to all Drawdowns. The Lenders' obligation to provide Advances under any Credit Facility will be subject to and conditional upon the following conditions precedent being met, unless waived in writing by the Lenders under such Credit Facility:

(a)     the appropriate Notice of Drawdown, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 5.2;

(b)     no Event of Default or Default will have occurred and be continuing;

(c)     subject to Section 13.2, each of the representations and warranties set out in Article 13 (other than in Section 13.1(j) which will not be restated and that made in Section 13.1(n) which will be restated as of the date referred to therein) will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance; and

(d)     the notice with respect to a Hostile Acquisition if required to be given pursuant to Section 6.3 will have been provided by the Borrower and the other provisions of Section 6.3, if applicable, will have been complied with.

6.3              Hostile Acquisitions. If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns under the Revolving Facility to facilitate, assist or participate in a Hostile Acquisition by one or more of the Harvest Parties or any Affiliate thereof:

(a)     at least 10 Banking Days prior to the delivery to the Agent of a Notice of Drawdown made in connection with a Hostile Acquisition, the president or senior financial officer of the Borrower will notify the Agent (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Revolving Lender to determine, in each Revolving Lender's sole discretion, whether it will participate in a Drawdown to be utilized for such Hostile Acquisition;

(b)     if a Revolving Lender decides not to fund a Drawdown to be utilized for such Hostile Acquisition, then upon such Revolving Lender so notifying the Agent and the Borrower, such Revolving Lender will have no obligation to fund such Drawdown notwithstanding any other provision of this Agreement to the contrary; and

(c)     each Revolving Lender will use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within 7 Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition.

6.4              Adjustment of Rateable Portion. If a Revolving Lender elects not to participate in a Drawdown for a Hostile Acquisition (a "Non-Participating Lender"), the Drawdown will be reduced by the Non-Participating Lenders' Rateable Portion under the Revolving Facility of such Drawdown and the allocation among all Revolving Lenders of interest and other fees payable to the Revolving Lenders by the Borrower hereunder, including Standby Fees, will be adjusted so as to reflect the reduction in the Drawdown, and thereafter the Rateable Portion of each Lender under the Revolving Facility, for such purposes only, will reflect the Principal Amount then funded by each Revolving Lender based on the Aggregate Principal Amount of all Revolving Lenders under the Revolving Facility after taking into account the amount of the requested Drawdown not funded by the Non-Participating Lender. Notwithstanding the adjustment of the Rateable Portion under the Revolving Facility pursuant to this Section 6.4, there will be no reduction in the Individual Commitment Amount of each Revolving Lender under the Revolving Facility.

6.5             Subsequent Drawdowns. If a Lender becomes a Non-Participating Lender, subsequent Drawdowns will be funded first by the Non-Participating Lender rateably based on each Non-Participating Lender's Individual Commitment Amount under the Revolving Facility, until the Principal Amounts of the Revolving Lenders are again in proportion to their respective Rateable Portions under the Revolving Facility prior to the Hostile Acquisition.

6.6              Prepayment. As an alternative to the provisions of Section 6.5, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders, to reduce the Principal Amount owing to the Revolving Lenders who are not Non-Participating Lenders so that the Principal Amounts of the Revolving Lenders are again in proportion to their respective Rateable Portions under the Revolving Facility prior to the Hostile Acquisition.

ARTICLE 7
CALCULATION OF INTEREST AND FEES

7.1             Records. The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under each Credit Facility and this Agreement. The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written and electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender under each Credit Facility and this Agreement. The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under each Credit Facility and this Agreement. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 7.1, the records of the Agent will prevail, absent manifest error.

7.2              Payment of Interest and Fees.

(a)     Interest. Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans from time to time outstanding under each Credit Facility will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Sections 3.2 and 22.9, as applicable. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)     Calculation of Interest. Interest under each Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest under each Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans and Stamping Fees under such Credit Facility on Bankers' Acceptances will be calculated on the basis of a 365 day year.

(c)     Interest Act (Canada). For the purposes of the Interest Act (Canada) and all other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable under each Credit Facility to Canadian Prime Rate Loans, U.S. Base Rate Loans and Bankers' Acceptances, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest or stamping fee is payable and divided by 365.

(d)     LIBOR Based Loans. Interest on LIBOR Based Loans under each Credit Facility will accrue and be calculated daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds 90 days, interest will be calculated and payable every 90 days during the term of the LIBOR Period and on the last day of the applicable LIBOR Period. Interest on LIBOR Based Loans will be calculated on the basis of the actual number of days in each LIBOR Period divided by 360. For the purposes of the Interest Act (Canada) and other applicable Laws, the annual rates of interest applicable to LIBOR Based Loans under each Credit Facility are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 360.

7.3             Calculation and Payment of Stamping Fees. Stamping Fees on Bankers' Acceptances will be calculated on the basis of a year of 365 days. The Borrower will pay to the Agent the applicable Stamping Fees with respect to Bankers' Acceptances on the date of acceptance thereof. Payment of the Stamping Fees may be made by way of set-off as provided in Section 9.3.

7.4              Calculation and Payment of Issuance Fees. Issuance Fees will be calculated on the basis of a year of 365 days and for such period of time as the applicable Letter of Credit remains outstanding. The Issuance Fees will accrue and be calculated daily on the Face Amount of the applicable Letter of Credit and be payable quarterly in arrears on the third Banking Day of each fiscal quarter for the immediately preceding fiscal quarter, or, after notice to the Borrower, on such other Banking Day following any such preceding fiscal quarter as is customary for the Agent having regard to its then existing practice. Notwithstanding the foregoing, the minimum Issuance Fee shall be not less than the minimum flat rate issuance fee set by the Issuing Lender from time to time in accordance with its customary practice for letters of credit issued on behalf of comparable borrowers and, if the minimum issuance fee applies, the Issuance Fee shall be payable in advance at the time of issuance of the applicable Letter of Credit. The minimum issuance fee at the date hereof is Cdn. or U.S. $250.

7.5             Conversion to Another Currency. A Conversion of a Borrowing from one currency to another currency may be made only by the repayment of the existing Borrowing in the same currency as the existing Borrowing and the request of a new Advance in another currency.

7.6              Maximum Rate of Return. Notwithstanding any provision herein to the contrary, in no event will the aggregate "interest" (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the "credit advanced" (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of "interest" (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of each Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

7.7             Waiver of Judgment Interest Act (Alberta). To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

7.8             Deemed Reinvestment Not Applicable. For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

ARTICLE 8
GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

8.1              General.

(a)      The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $10,000,000 and in multiples of U.S. $100,000 for any amount in excess thereof.

(b)     If the Borrower requests a Drawdown by way of a LIBOR Based Loan, to Rollover a LIBOR Based Loan or to Convert a Borrowing into a LIBOR Based Loan, the Borrower will specify in its Notice of Drawdown, Notice of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a LIBOR Banking Day) applicable to such LIBOR Based Loan. Subject to Section 5.4(b), if the Borrower fails, as required hereunder, to select a LIBOR Period for any proposed LIBOR Based Loan, then the applicable LIBOR Period will be approximately one month as determined by the Agent.

(c)     For any amounts owing by the Borrower in respect of any LIBOR Based Loan which is not paid at maturity in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

8.2              Early Termination of LIBOR Periods. If the Borrower requests, as herein permitted, that a Lender arrange for early termination of any LIBOR Based Loan made under a Credit Facility, the Borrower will pay to the affected Lenders all expenses and out-of- pocket costs incurred by such Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If in the sole discretion of such Lenders, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to such Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period. A written statement of the Agent as to the amount and nature of such expenses and out- of-pocket costs will be prima facie evidence of the amount thereof.

8.3              Inability to Make LIBOR Based Loans. If, on any date, a Lender determines in good faith (which determination will be conclusive as between the Parties), that its ability to make a requested LIBOR Based Loan has become impracticable, impossible or unlawful, or has been materially adversely affected, because:

(a)     of any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter, whether or not having the force of Law;

(b)     of any material adverse change in, or the termination of, the London Interbank Eurodollar Market for Eurodollars; or

(c)     there exists no adequate or fair measure to ascertain LIBOR for any LIBOR Period for the LIBOR Based Loan,

then the Lender will give the Borrower and the other Lenders notice thereof and thereupon the Lender will have no further obligation with respect to such LIBOR Based Loan, provided that, the Borrower may elect to Drawdown, Rollover or Convert the amount originally requested by way of such LIBOR Based Loan, into some other type of Borrowing upon compliance with the applicable notice requirements set out herein.

ARTICLE 9
BANKERS' ACCEPTANCES

9.1              General. Each bankers' acceptance draft tendered by the Borrower under a Credit Facility for acceptance by a Lender will be a form acceptable to the accepting Lender and the Advance in respect thereof will be in a Face Amount of not less than $10,000,000 (or $1,000,000 if such Advance is a Swingline Advance) and in multiples of $100,000 for any amounts in excess thereof and will, except in the case of Swingline Advances or where the Borrower will be making its own arrangements to market all of the Bankers' Acceptances which form part of such Advance, have a term of not less than one month and not more than six months, unless otherwise agreed to by all of the Lenders, acting reasonably.

9.2              Terms of Acceptance by the Lenders.

(a)      Power of Attorney. To facilitate the procedures contemplated in this Agreement, the Borrower appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts or depository bills in the form or forms prescribed by such Lender for Bankers' Acceptances denominated in Canadian Dollars (each such executed draft or depository bill which has not yet been accepted by a Lender being referred to as a "Draft"). Each Bankers' Acceptance executed and delivered by a Lender on behalf of the Borrower will be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower. The foregoing appointment will cease to be effective, in respect of any Lender, three Banking Days following receipt by such Lender of a notice from the Borrower revoking such appointment (which notice will be copied to the Agent); provided that any such revocation will not affect Bankers' Acceptances previously executed and delivered by a Lender pursuant to such appointment.

(b)     Payment. The Borrower will provide for payment to the Agent for the benefit of the Lenders of each Bankers' Acceptance at its Maturity Date, either by payment of the Face Amount thereof or, subject to Section 7.3, through the utilization of a Borrowing in accordance with this Agreement, or through a combination thereof. The Borrower waives presentment for payment of Bankers' Acceptances by the Lenders and will not claim from the applicable Lenders any days of grace for the payment of Bankers' Acceptances at their Maturity Date. Any amount owing by the Borrower in respect of any Bankers' Acceptance which is not paid at such

Maturity Date in accordance with this Agreement, will, as and from its Maturity Date, be deemed to be outstanding as a Canadian Prime Rate Loan.

(c)     No Liability. The Lenders will not be liable for any damage, loss or improper use of any bankers' acceptance draft endorsed in blank except for any loss arising by reason of such Lender failing to use the same standard of care in the custody of such bankers' acceptance drafts as such Lender uses in the custody of its own property of a similar nature.

(d)     Bankers' Acceptances Purchased by Lenders. Subject to Section 9.2(f), where the Borrower so elects in the Notice of Drawdown, Notice of Rollover or Notice of Conversion, all Lenders under the applicable Credit Facility, or those applicable Lenders distinguished as either Schedule I, Schedule II or Schedule III banks (as listed in the Bank Act (Canada)) will purchase Bankers' Acceptances accepted by it for an amount equal to the Discount Proceeds having regard to the Discount Rate applicable to such Lender.

(e)     Marketing of BAs. Where the Borrower so elects in the Notice of Drawdown, Notice of Rollover or Notice of Conversion or Section 9.2(f) applies, the Borrower will be responsible for, and will make its own arrangements with respect to, the sale of Bankers' Acceptances in the marketplace. Notwithstanding the foregoing, a Lender may purchase from the Borrower for its own account any Bankers' Acceptance issued by it at the applicable Discount Rate.

(f)     Non-Standard BAs. Notwithstanding the minimum and maximum terms set out in Section 9.1, the Borrower may tender Bankers' Acceptances for acceptance by the Lenders under the applicable Credit Facility of terms that are less than one month, are greater than six months or are for any other non-standard term for which CDOR Rate quotes are not readily available provided that the Borrower may not elect pursuant to Section 9.2(d) that such Lenders purchase such Bankers' Acceptances.

(g)     Depository Bills. It is the intention of the Parties that pursuant to the Depository Bills and Notes Act (Canada) ("DBNA"), all Bankers' Acceptances accepted by the Lenders under this Agreement will be issued in the form of a "depository bill" (as defined in the DBNA), deposited with a "clearing house" (as defined in the DBNA), including The Canadian Depository for Securities Ltd. or its nominee CDS & Co. ("CDS"). In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including:

(i)     any instrument held by the Agent for purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada)";

(ii)     any reference to the authentication of the Bankers' Acceptance will be removed; and

(iii)    any reference to the "bearer" will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

9.3                General Mechanics.

(a)     Notice. The Borrower may in the Notice of Drawdown, Notice of Rollover or Notice of Conversion requesting an Advance by way of Bankers' Acceptances or by subsequent notice to the Agent, provide the Agent with information as to the Discount Proceeds payable by the purchasers of the Bankers' Acceptances and the party to whom delivery of the Bankers' Acceptances is to be made against delivery of such Discount Proceeds to the Agent for the credit of the Borrower subject to Section 9.3(c), but if it does not do so, the Borrower will initiate a telephone call to the Agent by 11:00 a.m. (Toronto, Ontario time) on the Drawdown Date or the date of the Rollover or Conversion, as applicable, and provide such information to the Agent. Any such telephone advice will be at the risk of the Borrower pursuant to Section 22.2 and will be confirmed by a notice of the Borrower to the Agent prior to 3:00 p.m. (Toronto, Ontario time) on the same day.

(b)     Rollovers. In the case of a Rollover of maturing Bankers' Acceptances, each Lender under the applicable Credit Facility, in order to satisfy the continuing liability of the Borrower to each such Lender for the Face Amount of the maturing Bankers' Acceptances, will retain for its own account the Net Proceeds of each new Bankers' Acceptance issued by it in connection with such Rollover and the Borrower will, on the Maturity Date of the maturing Bankers' Acceptances, pay to the Agent for the benefit of each such Lender an amount equal to the difference between the Face Amount of the maturing Bankers' Acceptances and the aggregate Net Proceeds of the new Bankers' Acceptances.

(c)     Conversion from Canadian Prime Rate Loans. In the case of a Conversion from a Canadian Prime Rate Loan into a Borrowing by way of Bankers' Acceptances, each Lender under the applicable Credit Facility, in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the Canadian Prime Rate Loan being Converted, will retain for its own account the Net Proceeds of each new Bankers' Acceptance issued by it in connection with such Conversion and the Borrower will, on the date of issuance of the Bankers' Acceptances pay to the Agent for the benefit of each such Lender an amount equal to the difference between the principal amount of the Canadian Prime Rate Loan being Converted, including any accrued interest thereon, owing to each such Lender and the aggregate Net Proceeds of such Bankers' Acceptances.

(d)     Conversion to Canadian Prime Rate Loans. In the case of a Conversion of a Borrowing by way of Bankers' Acceptances into a Canadian Prime Rate Loan, in order to satisfy the liability of the Borrower to each Lender under the applicable Credit Facility for the Face Amount of the maturing Bankers' Acceptances, the Agent will record the obligation of the Borrower to it as a Canadian Prime Rate Loan unless the Borrower provides for payment to the Agent for the benefit of each such Lender of the Face Amount of the maturing Bankers' Acceptances in some other manner acceptable to each such Lender.

(e)     Authorization. The Borrower hereby authorizes each Lender under a Credit Facility to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it pursuant to this Section 9.3 in accordance with the instructions provided by the Borrower pursuant to Section 5.2 or Section 5.4, as applicable.

9.4             BA Equivalent Advance. Each Non-BA Lender, in lieu of accepting bankers acceptance drafts on any Drawdown Date or date of any Conversion or Rollover, will make a BA Equivalent Advance. Any BA Equivalent Advance will be made on the relevant Drawdown Date, or any date of Rollover or Conversion, as applicable, and its Maturity Date will be the Maturity Date of the corresponding Bankers' Acceptances. The amount of each BA Equivalent Advance will be equal to the Discount Proceeds (with reference to the applicable Discount Rate) which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 9.4, such Lender would otherwise be required to accept (as though such Lender was listed on Schedule II or Schedule III of the Bank Act (Canada)). Any BA Equivalent Advance will be made on the relevant Drawdown Date or date of any Conversion or Rollover, and will remain outstanding for the term of the corresponding Bankers' Acceptances. On its Maturity Date, such BA Equivalent Advance will be repaid in an amount equal to the Face Amount of a Draft that would have been accepted by such Non-BA Lender if it was a BA Lender. All provisions of this Agreement with respect to Bankers' Acceptances will apply to BA Equivalent Advances provided that Stamping Fees with respect to a BA Equivalent Advances will be calculated on the basis of the amount with respect to such BA Equivalent Advances which the Borrower is required to pay on the applicable Maturity Date.

9.5             Execution of Bankers' Acceptances. Subject to Section 9.2(a), the signatures of any authorized signatory on Bankers' Acceptances may, at the option of the Borrower, be reproduced in facsimile and such Bankers' Acceptances bearing such facsimile signatures will be binding on the Borrower as if they had been manually signed by such authorized signatory. Notwithstanding that any person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature will nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed will, subject to Section 9.2(c), be binding on and at the risk of the Borrower.

ARTICLE 10
LETTERS OF CREDIT

10.1         Letters of Credit.

(a)     Letters of Credit. The Borrower will be entitled from time to time, subject to the terms and conditions of this Agreement, to request that Letters of Credit be issued under the Revolving Facility in such form as may be approved by the Issuing Lender, acting reasonably. Fronted LCs will be issued by the Issuing Lender for the account of the Borrower on any Banking Day on behalf of the Revolving Lenders in proportion to their Rateable Portions under the Revolving Facility and in reliance on the agreements of the other Revolving Lenders under the Revolving Facility set forth in Section 10.4(a); provided however, that no Letter of Credit issued under the Revolving Credit Facility will have a Maturity Date beyond the Revolving Facility Termination Date applicable to the Issuing Lender.

(b)     Letter of Credit Maximum Amounts. Notwithstanding the Aggregate Commitment Amount under the Revolving Facility, the limit on Swingline Borrowings or anything else set forth herein:

(i)     the Face Amount of all outstanding Fronted LCs will at no time exceed, in the aggregate, $50,000,000 (or the Canadian Dollar Exchange Equivalent thereof); and

(ii)     the Face Amount of all outstanding Swingline Ls will at no time exceed, in the aggregate, $5,000,000 (or the Canadian Dollar Exchange Equivalent thereof) plus, prior to the replacement thereof, the Face Amount of all Existing LCs deemed to be outstanding as Swingline LCs pursuant to Section 2.9.

(c)     Term and Currency. No Letter of Credit shall be issued under the Revolving Facility (or shall be renewable at the option of the beneficiary of such Letter of Credit) for a term in excess of one year (or such longer period as may be agreed to by the Majority Lenders, acting reasonably), or shall require payment in any currency other than Canadian Dollars or U.S. Dollars. Every Letter of Credit, which by its terms is automatically renewable for a given period of time, which in any event will be for a term of not more than one year (or such longer period as may be agreed to by the Majority Lenders, acting reasonably), will provide that notice from the Issuing Lender can be given to the beneficiary thereof that such Letter of Credit will not be renewed at its Maturity Date upon 30 days prior notice. Notwithstanding the foregoing, if any obligations under any Letter of Credit, whether or not then due and payable, will for any reason be outstanding on the Revolving Facility Termination Date for the Issuing Lender, the Borrower will (i) provide cash collateral therefor in the same manner as provided in Section 18.4 or (ii) cause all such Letters of Credit to be cancelled and returned.

(d)     Fees. As a condition of the issuance of any Letter of Credit under the Revolving Facility, the Borrower shall pay to the Agent (i) in the case of a Fronted LC only, for the account of the Issuing Lender, the Fronting Fee specified in Section 3.3 and, for the rateable account of the Revolving Lenders, the Issuance Fee specified in Section 3.2(e) or 3.2(f), as applicable and (ii) in the case of a Swingline LC only, for the account of the Issuing Lender, the Issuance Fee specified in Section 3.2(e) or 3.2(f), as applicable. The Borrower will also pay to the Issuing Lender its customary cable charges and other administrative charges in respect of the issuance of Letters of Credit, the amendment or transfer of Letters of Credit and each drawing made under a Letter of Credit.

(e)     Indemnity. Each Revolving Lender, on a several and not a joint and several basis, based on each Revolving Lender's Rateable Portion under the Revolving Facility, hereby indemnifies and holds harmless the Issuing Lender, its Affiliates, shareholders, directors, officers, employees, counsel and agents for any Claims whatsoever (including any reasonable costs or expenses of defending or denying the same) suffered or incurred such Persons, arising out of or in respect of the issuance by the Issuing Lender of Letters of Credit, except for any Claims caused by the Issuing Lender's gross negligence or wilful misconduct.

10.2         Procedure for Issuance of Letters of Credit.

(a)     The Borrower may from time to time request that the Issuing Lender issue or renew a Letter of Credit by delivering to the Agent (and, if applicable, the Swingline Lender) at it address for notice specified herein, and with the same notice period required for a Notice of Drawdown or Notice of Rollover, as the case may be, in respect of an Advance by way of a Letter of Credit in accordance with Section 5.2(d), an application form (an "L/C Application") completed to the satisfaction of the Issuing Lender, acting reasonably, and such other certificates, documents and other papers and information as may be customary and as the Issuing Lender or the Agent may reasonable request.

(b)     At the option of the Borrower, each Letter of Credit may be issued as either a Fronted LC or a Swingline LC. Each Letter of Credit shall be substantially in the Issuing Lender's standard form with modifications thereto consistent with the provisions hereof, or in the case of Letters of Credit issued in favour of the Government of Canada or any province or territory thereof or any agency thereof, in such form as is requested by such Administrative Body and agreed to by the Issuing Lender, acting reasonably, and in each case with any changes to such form requested by the Borrower acting reasonably as (i) the Issuing Lender will determine in good faith and on a commercially reasonable basis does not materially increase the obligations, or diminish the rights, of any Revolving Lender relative to such form or (ii) the Issuing Lender and the Majority Lenders, each acting reasonably, will approve.

(c)     Upon receipt of any L/C Application: (i) the Issuing Lender or the Swingline Lender, as applicable, will process such L/C Application and the certificates,

documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures; (ii) in the case of a Fronted LC, the Agent will notify each Revolving Lender thereof, which notice shall also specify each Revolving Lender's share of the amount of such Letter of Credit based upon such Lender's Rateable Portion under the Revolving Credit Facility; and (iii) unless such Letter of Credit is, by its terms, automatically renewable, the Issuing Lender will promptly issue or renew the Letter of Credit requested thereby (but in no event will the Issuing Lender be required to issue or renew any Letter of Credit earlier than three Banking Days after its receipt of a Notice of Drawdown or Notice of Rollover in respect of the Letter of Credit to be issued or renewed, as the case may be) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed by the Issuing Lender and the Borrower. The Issuing Lender will furnish a copy of such Letter of Credit to the Borrower and the Agent promptly following the issuance or renewal thereof.

10.3           L/C Applications. To the extent that any provision of any L/C Application, including any reimbursement provisions contained therein, related to any Letter of Credit is inconsistent with the provisions of this Agreement, the provisions of this Agreement will prevail.

10.4         L/C Participations.

(a)     Effective on the date of issuance of each Fronted LC issued after the Closing Date, the Issuing Lender irrevocably agrees to grant and hereby grants to each Revolving Lender, and each such Revolving Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Lender, on the terms and conditions hereinafter stated and, for such Revolving Lender's own account and risk an undivided interest equal to such Revolving Lender's Rateable Portion under the Revolving Facility in the Issuing Lender's obligations and rights under each Fronted LC issued by the Issuing Lender and the amount of each draft paid by the Issuing Lender thereunder. Each such Revolving Lender unconditionally and irrevocably agrees with the Issuing Lender that, if an amount is paid under any Fronted LC for which such Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Revolving Lender will pay to the Agent, for the account of the Issuing Lender, upon demand at the Agent's address specified herein, an amount equal to such Revolving Lender's Rateable Portion under the Revolving Facility of such amount, or any part thereof, which is not so reimbursed. On the date that any assignee becomes a Revolving Lender party to this Agreement in accordance with Article 20, participating interests in any outstanding Fronted LC, held by the assignor Revolving Lender from which such assignee acquired its interest hereunder will be proportionately reallocated between such assignee and such assignor Revolving Lender. Each Revolving Lender hereby agrees that its obligation to participate in each Fronted LC, and to pay or to reimburse the Issuing Lender or its participating share of the amounts drawn or amounts otherwise paid thereunder, is absolute, irrevocable and unconditional and will not be affected by any circumstances whatsoever (including the occurrence or continuance of any Default or Event of Default), and that each such payment will be made without offset, abatement, withholding or other reduction whatsoever.

(b)     If any amount required to be paid by any Revolving Lender to the Issuing Lender pursuant to Section 10.4(a) in respect of any unreimbursed portion of any amount paid by the Issuing Lender under any Fronted LC is paid to the Issuing Lender within three Banking Days after the date such amount is due, such Revolving Lender will pay to the Agent, for the account of the Issuing Lender, on demand, an amount equal to the product of (i) such amount multiplied by (ii) the rate of interest applicable to such amount incurred by the Issuing Lender during the period from and including the date such amount payable under any Fronted LC is paid to the date on which such amount owed by the Revolving Lender to the Issuing Lender immediately available to the Issuing Lender, multiplied by (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any Revolving Lender pursuant to Section 10.4(a) is not in fact made available to the Agent, for the account of the Issuing Lender, by such Revolving Lender within three Banking Days after the date such payment is due, the Issuing Lender will be entitled to recover from such Revolving Lender, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Canadian Prime Rate Loans or U.S. Base Rate Loans hereunder depending on whether the amount to be paid under such Fronted LC is in Canadian Dollars or U.S. Dollars. A certificate of the Issuing Lender submitted to any Revolving Lender with respect to any amounts owing under this Section 10.4 will be conclusive in the absence of manifest error.

(c)     Whenever, at, any time after the Issuing Lender has paid an amount under any Fronted LC and has received from any Revolving Lender that Lender's Rateable Portion under the Revolving Facility of such payment in accordance with Section 10.4(a), the Issuing Lender receives any reimbursement on account of such unreimbursed portion, or any payment of interest on account thereof, the Issuing Lender will pay to the Agent, for the account of such Revolving Lender that Revolving Lender's Rateable Portion under the Revolving Facility thereof; provided, however, that in the event that any such a payment received by the Issuing Lender is required to be returned by the Issuing Lender, such Revolving Lender will return to the Agent for the account of the Issuing Lender the portion thereof previously distributed to it.

10.5           Reimbursement Obligation of the Borrower. If demand of payment (which may include a draft) is made under any Letter of Credit, the Issuing Lender will notify the Borrower and the Agent of the date and the amount thereof and the Agent, will likewise notify the other Revolving Lenders. The Borrower agrees to reimburse the Issuing Lender for the benefit of the Revolving Lenders, on each date on which the Issuing Lender pays an amount pursuant to such a demand of payment under any Letter of Credit for the amount of (a) such amount so paid, and (b) any Taxes, fees, charges or other costs or expenses reasonably incurred by the Issuing Lender connection with such payment, failing which the payment by the Issuing Lender of such drawing on such Letter of Credit shall constitute the making of a Canadian Prime Rate Loan or a U.S. Base Rate Loan as provided below. Each such payment will be made to the Issuing Lender in the same currency as the amount paid by the Issuing Lender and in immediately available funds. If the Borrower does not make any payment required by the preceding sentence from the proceeds of Advances obtained hereunder or otherwise, the Agent will, without receipt of a Notice of Drawdown and irrespective of whether any other applicable conditions precedent specified herein have been satisfied, make a Canadian Prime Rate Loan where the currency of such required payment is Canadian Dollars, or a U.S. Base Rate Loan where the currency of such required payment is in U.S. Dollars, to the Borrower in the aggregate amount of such required payment, and will forthwith give notice thereof to the Borrower and the Revolving Lenders. The Borrower agrees to accept each such Advance and hereby irrevocably authorizes and directs the Agent and the Revolving Lenders to apply the proceeds thereof in payment of the liability of the Borrower with respect to such required payment.

10.6           Obligations Absolute. Subject to the last two sentences of this Section 10.6, the Borrower's obligations with respect to Letters of Credit under this Article 10 will be absolute and unconditional under any and all circumstances and irrespective of any set' off, counterclaim or defence to payment which the Borrower or any other Person may have or have had against the Issuing Lender or any other Revolving Lender or beneficiary of a Letter of Credit. The Borrower also agrees with the Issuing Lender that the Agent, the Revolving Lenders or the Issuing Lender will not be responsible for, and the Borrower's obligations under Section 10.5 will not be affected by, among other things, any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other Person to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee; any matter referred to in Section 10.7; any invalidity of any obligation secured by any Letter of Credit; or any incapacity, disability or lack or limitation of status or of power of the Borrower or any beneficiary of any Letter of Credit. The responsibility of the Issuing Lender to the Borrower in connection with any demand of payment (which may include a draft) made under any Letter of Credit will, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such Letter of Credit. Any action taken or omitted by the Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or wilful misconduct and in accordance with applicable Law, will be binding on the Borrower and will not result in any liability of the Issuing Lender to the Borrower.

10.7             No Liability. The Borrower agrees that, other than to the extent provided in the last two sentences of Section 10.6, neither the Agent nor any Revolving Lender, including the Issuing Lender nor any of their respective officers, directors, employees or correspondents will assume liability for, or be responsible for:

(a)     the use which may be made of any Letter of Credit;

(b)     any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary;

(c)     the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(d)     payment by the Issuing Lender of any draft which does not comply with the terms of any Letter of Credit, unless such payment is not made in good faith or results from the gross negligence or wilful misconduct of the Issuing Lender;

(e)     the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(f)     any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to either the Borrower or any other Person;

(g)     any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;

(h)     any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(i)     any failure by the Issuing Lender to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign Administrative Body or as a result of any other cause beyond the control of the Issuing Lender or its respective officers, directors, employees or correspondents.

10.8            Records. The Issuing Lender shall maintain records evidencing the undrawn and unexpired amount of each Letter of Credit issued or renewed by it outstanding hereunder and each Revolving Lender's share of such amount and evidencing for each Letter of Credit issued or renewed hereunder:

(a)     the dates of issuance or renewal and expiration thereof;

(b)     the amount thereof; and

(c)     the date and amount of all payments made thereunder.

The Issuing Lender shall make copies of such records available to the Borrower, the Agent or any Revolving Lender upon its reasonable request.

10.9            Uniform Customs. Each Letter of Credit, except as specifically provided therein or as agreed to by the Issuing Lender as permitted herein, and subject to any provision hereof to the contrary, will be subject to the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance or renewal of such Letter of Credit.

ARTICLE 11
INCREASED COSTS

11.1             Changes in Law.

(a)     If, after the date hereof, due to either:

(i)       the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or Administrative Body charged with the administration thereof; or

(ii)     the compliance with any guideline or request from any central bank or other Administrative Body which a Lender, acting reasonably, determines that it is required to comply with,

there will be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining a Credit Facility, or there will be any reduction in the effective return to such Lender thereunder, then, subject to Section 11.1(b), the Borrower will, within 5 Banking Days after being notified by such Lender of such event, pay to such Lender quarterly in arrears, that amount (the "Additional Compensation") which such Lender, acting reasonably, determines will compensate it, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender.

(b)     If Additional Compensation is payable pursuant to Section 11.1(a), the Borrower will have the option to prepay any amount of the Credit Facilities owed to the Lender entitled to receive the Additional Compensation, subject always to Section 8.2, without obligation to make a corresponding prepayment to any other Lender. If the Additional Compensation relates to outstanding Bankers' Acceptances under a Credit Facility, such Lender may require the Borrower to deposit in an interest bearing cash collateral account with such Lender such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers' Acceptances in accordance with the arrangements set out in Section 18.4.

11.2           Changes in Circumstances. Notwithstanding anything to the contrary herein or in any of the other Documents contained, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Borrowing has become unlawful or impossible due to:

(a)     any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter; or

(b)     any material adverse change in or the termination of the London Interbank Eurodollar Market for Eurodollars; or

(c)     the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then in any such case, the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Borrowing, including any expenses resulting from the early termination of any LIBOR Period relating thereto in accordance with Section 8.2, without any obligation to make a corresponding prepayment to any other Lender. The Borrower may utilize other forms of Borrowings not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Borrowing upon complying with applicable requirements thereof.

11.3             Application of Sections 11.1 and 11.2. If a Lender exercises its discretion under either Section 11.1 or 11.2, then concurrently with a notice from such Lender to the other Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the other Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie proof thereof and binding on the Parties.

11.4            Limitations on Additional Compensation. Sections 11.1 and 11.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Closing Date. A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 11.1) or relates to any period which is more than three months prior to such Lender becoming aware such Additional Compensation was owing or if such Lender is not generally collecting amounts which are the equivalent to Additional Compensation from other borrowers in similar circumstances to the Borrower where it is contractually entitled to do so.

ARTICLE 12
EXPENSES

12.1           Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the out-of-pocket expenses, including environmental risk assessments, reasonable legal fees (on a solicitor and his own client fully indemnity basis) and disbursements, and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution, syndication and maintenance of the Documents and the enforcement of their rights and remedies under the Documents.

ARTICLE 13
REPRESENTATIONS AND WARRANTIES

13.1            Representations and Warranties. The Borrower hereby represents and warrants to the Lenders that:

(a)    Incorporation, Organization and Power. Each of the Harvest Parties, other than the Trust, the Subsidiary Trusts and the Subsidiary Partnerships, has been duly incorporated or amalgamated, as applicable, and is validly existing under the Laws of its jurisdiction of incorporation or amalgamation and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it makes such registration necessary, and it has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. Each of the Subsidiary Partnerships has been duly formed as a general or limited partnership, as applicable, and is validly existing under the Laws of its jurisdiction of formation and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it make such registration necessary, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. The Trust and each of the Subsidiary Trusts has been duly formed under the Laws of the Province of Alberta as a trust under such Laws and the trustee of each such trust has full power and capacity to enter into and perform its obligation under the Documents to which it is a party, and to carry on its trust activities as currently conducted. The Trust is a mutual fund trust within the meaning of the Income Tax Act (Canada).

(b)    Authorization and Status of Agreements. Each Document has been duly authorized, executed and delivered by each Harvest Party that is a party thereto and the execution and delivery thereof and the performance of its obligations thereunder does not conflict with or contravene or constitute a default or create an encumbrance, other than a Permitted Encumbrance, under:

(i)     the constating documents or by-laws of, or any resolution of the directors, the trustee or partners, as the case may be, of any Harvest Party;

(ii)     the Material Contracts, or any other agreement or document to which any Harvest Party is a party or by which any Harvest Party's property is bound, and which is material to the Harvest Parties taken as a whole; or

(iii)     any applicable Law.

(c)     Enforceability. Each of the Documents to which a Harvest Party is a party constitutes legal, valid and binding obligations of such party and is enforceable against it in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors' rights generally and by general principles of equity.

(d)     Litigation. There are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower's knowledge threatened, to which any of the Harvest Parties is, or to the Borrower's knowledge is threatened to be made, a party, the result of which would reasonably be expected, if successful against such party, to have a Material Adverse Effect except for the lawsuit described in Schedule 5.9 of the NARL Purchase Agreement.

(e)     Environmental Laws. Each of the Harvest Parties has (i) obtained all permits, licenses and other authorizations which are required under Environmental Laws; and (ii) is in full compliance with Environmental Laws and with the terms and conditions of all such permits, licenses and authorizations; all except to the extent that failure to so obtain or so comply would not reasonably be expected to have a Material Adverse Effect.

(f)     Environmental Condition of Property. The property or any part thereof owned, operated or controlled by any of the Harvest Parties:

(i)     is not, to the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging violation of Environmental Laws or, if subject to any such claim, charge or order, the Borrower is taking or causing to be taken, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing the Harvest Parties, as applicable, to contest the validity thereof; and

(ii)     complies, with respect to each of its use and operation, in all respects with Environmental Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained by each of them under applicable Environmental Laws, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)     Title to Properties. Each of the Harvest Parties has good and valid title to its properties, subject only to Permitted Encumbrances and to minor defects of title which in the aggregate do not materially affect the rights of ownership therein taken as a whole among all Harvest Parties.

(h)     Operation of Properties. To the best of the Borrower's knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of the Harvest

Parties have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by applicable law to have been abandoned), and all property owned or operated by the Harvest Parties has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(i)      No Adverse Change. The audited consolidated financial statements of the Trust for its most recent fiscal year end and the consolidated financial statements of the Trust dated as at June 30, 2006 provided to the Lenders were prepared in accordance with GAAP and such financial statements present fairly in all material respects the Trust's consolidated financial position as at the date thereof and since the date of the most recent such financial statements provided to the Lenders there has been no occurrence of any event or circumstance which would reasonably be expected to have a Material Adverse Effect, other than as previously disclosed in writing to the Agent. The pro forma consolidated financial statements of the Trust dated as of June 30, 2006 provided to the Lenders were prepared based on management assumptions which were made in good faith and which were believed to be reasonable in the context in which they were made.

j)        Information. To the knowledge of the Borrower and as of the Closing Date, all factual information heretofore or contemporaneously furnished by or on behalf of the Harvest Parties to the Agent in connection with the Credit Facilities was true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way at the time given.

(k)      No Breach of Orders, Licences or Statutes. None of the Harvest Parties is in breach of

(i) any order, approval or mandatory requirement or directive of any Administrative Body;

(ii) any governmental licence or permit; or

(iii) any applicable Law,

the breach of which would reasonably be expected to have a Material Adverse Effect.

(1)     No Default. No Default or Event of Default has occurred and is continuing.

(m)     Approvals. All authorizations, consents, approvals, permits and licenses of any Administrative Body necessary for each of the Harvest Parties to carry on their respective business, as currently carried on, and all authorizations, consents and approvals of any Administrative Body necessary for each of them to enter into the Documents and perform their respective obligations thereunder have, in each case, been obtained and are in good standing, except to the extent that failure to so obtain would not reasonably be expected to have a Material Adverse Effect.

(n)     Subsidiaries.

As of the later of the Closing Date and the date that the most recent updated Schedule J was provided to the Agent:

(i) all of the Subsidiaries of the Trust, and the Trust's direct or indirect ownership interests therein, are set forth in Schedule J;

(ii) all of the issued shares or units of such Subsidiaries have been validly issued and are outstanding as fully paid and non assessable Securities;

(iii) the legal name, the jurisdiction of formation and the legal ownership of each of the Trust's Subsidiaries is set out in Schedule J; and

(iv) all of the partners in the Subsidiary Partnerships and all of the trustees and beneficiaries of the Subsidiary Trusts are set forth in Schedule J.

(o)     Pension. Each Harvest Party has in all respects complied with the contractual provisions and applicable Laws relating to each Pension Plan to which it is a party or by which it is otherwise bound, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect. All amounts due and owing under any such Pension Plan have been paid in full, and to the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that would reasonably be expected to have a Material Adverse Effect.

(p)     Insurance. Each Harvest Party has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Harvest Parties in accordance with prudent industry standards and Section 14.2(h).

(q)     Taxes. Each Harvest Party has filed all tax returns which are required to be filed and paid all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith, and the applicable Harvest Party has made all appropriate provisions in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(r)     Borrowing Base Covenant. The Consolidated Senior Debt (including the amount of any requested Drawdown hereunder) is permitted by the borrowing base covenant in section 4.09(b)(i) of the Note Indenture.

13.2            Acknowledgement. The Borrower acknowledges that the Lenders are relying upon the representations and warranties in this Article 13 in making the Credit Facilities available to the Borrower and that each such representation and warranty (other than that made in

Section 13.1(j) which will not be restated and that made in Section 13.1(n) which will be restated as of the date referred to therein) will be deemed to be restated in every respect effective on the date each and every Advance is made under the Credit Facilities except for Advances which are Rollovers or Conversions in which case only Section 13.1(1) will be deemed to be restated.

13.3            Survival and Inclusion. The representations and warranties in this Article 13 shall survive until all Obligations have been repaid and this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate and the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 14
COVENANTS

14.1            Reporting Covenants. While any Indebtedness under any Credit Facility is outstanding or while any Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)     Financial Statements. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Trust and within 90 days after the end of each fiscal year of the Trust, the Borrower will deliver to the Agent a copy of the Trust's quarterly unaudited consolidated financial statements and with respect to its fiscal year end, its annual audited consolidated financial statements; provided that requirement to deliver the foregoing financial statements may be satisfied by posting such financial statements or other information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and forthwith advising the Agent that such financial statements and other information have been so posted and the details of any website on which the same have been posted.

(b)     Quarterly Compliance Certificate. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Trust and within 90 days after the end of each fiscal year of the Trust, the Borrower will deliver to the Agent a Compliance Certificate.

(c)     Annual Budget. Within the earlier of:

(i)     120 days after the end of each fiscal year, and

(ii)     5 Banking Days after any necessary internal approvals of the Trust's management and its administrator's board of directors has been obtained,

an annual operating and capital budget for the Trust for the next succeeding fiscal year, in reasonable detail and scope.

(d)     Independent Engineering Report. On or before April 30 of each year, an Independent Engineering Report covering all of the proved Oil and Gas Properties and dated not earlier than December 31 of the immediately preceding year (together, if requested, with such other reports received or prepared by the Harvest Parties relating to their reserves in connection with the preparation of their Oil and Gas Properties disclosure required by applicable Law).

(e)     Notice of Default. The Borrower will notify the Agent of the occurrence of any Default or Event of Default promptly upon becoming aware thereof and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(f)     Notice of Legal Proceedings. The Borrower will, promptly upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Harvest Party which, if adversely determined against the applicable Harvest Party, would reasonably be expected to have a Material Adverse Effect.

(g)    Notice of Environmental Damage. The Borrower will, promptly upon acquiring knowledge thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by any of the Harvest Parties which would reasonably be expected to have a Material Adverse Effect.

(h)    Notice of Material Adverse Effect. The Borrower will, promptly upon becoming aware thereof, notify the Agent of the occurrence of any event or circumstance that would reasonably be expected to have a Material Adverse Effect.

(i)     Notice of New Subsidiaries. The Borrower will promptly notify the Agent of the creation or acquisition of any new Subsidiaries after the Closing Date or any other changes to the information set forth in Schedule J after the Closing Date by circulating an updated Schedule J to the Agent for distribution to the Lenders.

(j)     Requested Information. The Borrower will, promptly after any request therefor, provide or make reasonably available to the Agent such other information regarding the Harvest Parties and their respective operations, business, insurance assets, environmental standing, financial condition, financial forecasts or other information as may in any such case be reasonably requested by the Agent on behalf of the Lenders (subject to any confidentiality restrictions which the Borrower shall use reasonable commercial efforts to overcome).

14.2           Affirmative Covenants. While any Indebtedness under any Credit Facility is outstanding or while any Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)     Punctual Pam. The Borrower will pay or cause to be paid all Obligations punctually when due.

(b)     Legal Existence. Except as permitted by Section 17.1, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect each of the Borrower's and the applicable Harvest Parties' legal existence in good standing under the Laws of its governing jurisdiction.

(c)     Compliance with Law. The Borrower will, and will cause the other Harvest Parties to, comply with all applicable Laws, including Environmental Laws, except to the extent that the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(d)     Performance. The Borrower will, and will cause each of the other Harvest Parties and Non-Restricted Subsidiaries to, observe the terms of and perform its obligations under each of the Documents to which it is a party.

(e)     Inspection of Property; Books and Records; Discussions. The Borrower will, and will cause each Harvest Party to, maintain books and records of account in accordance with GAAP and all applicable Laws; and permit representatives of the Agent no more than once a year while no Default or Event of Default exists (at the Lenders' expense) and at any time while a Default or Event of Default exists (at the Borrower's expense), subject to the Borrower's health and safety requirements and to the extent reasonably within its control, to visit and inspect any property of any Harvest Party, including with respect to environmental matters related thereto, and to examine and make abstracts from any books and records of any Harvest Party at any reasonable time during normal business hours and upon reasonable request and notice and to discuss the business, property, condition (financial or otherwise) and prospects of any Harvest Party with their senior officers and (in the presence of such representatives, if any, as it may designate) with its auditors.

(f)     Operation of Properties. The Borrower will, and will cause the other Harvest Parties to, manage, maintain and operate their respective property, or, if it is not the operator, use reasonable commercial efforts to ensure that such property is managed, maintained and operated, in accordance with (i) sound industry practice and (ii) all applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(g)     Performance of Leases. The Borrower will, and will cause the other Harvest Parties to, perform or cause to be performed all obligations under all leases relating to its property, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases in good standing in all material respects, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, provided that this covenant will not restrict their right to surrender leases which are uneconomic to maintain.

(h)     Insurance. The Borrower will maintain or cause to be maintained with insurers of recognized standing adequate insurance (including deductibles which are customary for the industry) in respect of the property of the Harvest Parties, including all wellhead equipment and other plant and equipment according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(i)     Payment of Taxes. The Borrower will, and will cause the other Harvest Parties to, file all tax returns which are required to be filed and pay all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith, and the applicable Harvest Party has made all appropriate provisions in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(j)     Remittances. The Borrower will, and will cause the other Harvest Parties to, make all of the remittances required to be made by each Harvest Party to the applicable federal, provincial, municipal or state governments and keep such remittances up to date, except to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(k)     Partners, Shareholders and Beneficiaries. All of the partners in the Subsidiary Partnerships (other than Redearth Partnership), all of the shareholders in the corporate Restricted Subsidiaries, all of the trustees (except as may be otherwise required by applicable Law or to preserve the status or properties of any Subsidiary Trust in which case a third party professionally qualified trustee will be permitted) and beneficiaries of the Subsidiary Trusts and all of the administrators of the Trust and the Subsidiary Trusts will at all times be Harvest Parties.

(1)     Wholly-Owned Status. The Borrower and the Restricted Subsidiaries (other than Redearth Partnership) will at all times be direct or indirect wholly-owned Subsidiaries of the Trust and all ownership interests therein shall be held by one or more Harvest Parties. The Borrower and the Restricted Subsidiaries will at all times own not less than an undivided 60% interest in Redearth Partnership if and for so long as Redearth Partnership is a Restricted Subsidiary.

(m)    New Security. Within 10 Banking Days after a Subsidiary is designated as a Restricted Subsidiary pursuant to Section 15.1, the Borrower will cause such Restricted Subsidiary to execute and deliver to the Agent the applicable Security together with a certificate of a senior officer of such Harvest Party confirming that all authorizations and actions have been taken by such Harvest Party to authorize, execute and deliver such Security and that such Harvest Party is at the time of granting of such Security a wholly-owned Subsidiary of the Trust. The Borrower will also deliver or cause to be delivered such other documentation relating thereto, including legal opinions of the Borrower's Counsel, all in form and content acceptable to the Agent, acting reasonably.

(n)     Ownership of Assets. The Borrower will ensure at all times that the Borrower and the Restricted Subsidiaries directly own not less than 85% of the Consolidated Tangible Assets.

(o)     New Affiliate Subordination Agreements. Not later than 10 Banking Days after a Harvest Party incurs any indebtedness to a Non-Restricted Subsidiary which would be included in Consolidated Senior Debt if such Non-Restricted Subsidiary was not consolidated with the Trust, the Borrower will cause such Non-Restricted Subsidiary to execute and deliver to the Agent an Affiliate Subordination Agreement together with a certificate of a senior officer of such Non-Restricted Subsidiary confirming that all authorizations and actions have been taken by such Non-Restricted Subsidiary to authorize, execute and deliver such Affiliate Subordination Agreement. The Borrower will also deliver or cause to be delivered such other documentation relating thereto, including legal opinions of the Borrower's Counsel, all in form and content acceptable to the Agent, acting reasonably.

(p)     Officer's Certificate of NARL. Immediately after the Amalgamation, the Borrower shall deliver to the Agent a certificate from an officer of NARL attaching certified copies of (A) its articles of amalgamation and certificate of amalgamation and (B) any other documents relating to the Amalgamation as reasonably requested by the Agent.

14.3            Financial Covenants. While any Indebtedness under any Credit Facility is outstanding or while any Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)     the Consolidated Senior Debt to EBITDA Ratio will not exceed 3:1, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Trust after the completion of the applicable Material Acquisition, the Consolidated Senior Debt to EBITDA Ratio of the Trust will not exceed 3.5:1;

(b)     the Consolidated Total Debt to EBITDA Ratio will not exceed 3.5:1;

(c)     the Consolidated Senior Debt to Capitalization Ratio will not exceed 50%, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Trust after the completion of the applicable Material Acquisition, the Consolidated Senior Debt to Capitalization of the Trust will not exceed 55%; and

(d)     the Consolidated Total Debt to Capitalization Ratio will not exceed 55%,

provided that, in the case of any Material Acquisition, the Trust would have continued to comply with the base level covenant thresholds set out in paragraphs (a) and (c) of this Section 14.3 as though such Material Acquisition had not been made during such period, any Consolidated Total Debt incurred to finance such Material Acquisition had not been incurred and any unitholders' equity issued in connection with such Material Acquisition had not been issued, and the Borrower provides evidence of such compliance in its Compliance Certificate relating to each applicable fiscal quarter.

14.4             Negative Covenants. While any Indebtedness under any Credit Facility is outstanding or while any Credit Facility remains available to the Borrower:

(a)    Limitation on Liens. The Borrower will not, and will not permit any other Harvest Parties to, provide or permit a Security Interest to exist over its property, assets or undertaking, except for Permitted Encumbrances.

(b)    Limitation on Distributions. The Borrower will not, and will not permit any other Harvest Parties to:

(i)       make any Distribution or other payment to the Trust or to the holders of Trust Units if a Default or Event of Default has occurred and is continuing, except that any regularly scheduled monthly cash distribution (not to exceed one month's distributable cash flow) that has been publicly announced before the occurrence of a Default or Event of Default may be made by the Harvest Parties (other than the Trust) to the Trust and by the Trust to the holders of Trust Units while a Default is subsisting but prior to an Event of Default occurring, provided in any such case, that no new Default or Event of Default could reasonably be expected to occur as a result of making such Distribution or other payment;

(ii)     make any payment in respect of the Notes during a Default or Event of Default, except that one regularly scheduled interest payment may be made in respect of the Notes while a Default is subsisting but prior to an Event of Default occurring, provided in any such case that no new Default or Event of Default could reasonably be expected to occur as a result of making such payment; or

(iii)     make any payment (other than the issuance of Trust Units) in respect of Convertible Debentures or Subordinated Debt during a Default or Event of Default or if such payment could reasonably be expected to cause a Default or Event of Default to occur.

(c)     Limitation on Hedge Agreements. The Borrower will not, and will not permit any other Harvest Parties to, enter into or maintain Hedge Agreements unless the same are entered into in accordance with the then applicable hedging policies approved by the board of directors of the Borrower, provided that notwithstanding the foregoing, the Borrower and the other Harvest Parties will not enter into or maintain Hedge Agreements for speculative purposes.

(d)     Financial Assistance or Capital Contributions. The Borrower will not, and will not permit any other Harvest Parties to:

(i)     provide any guarantee, loan or other financial assistance to any Person, other than to or for the benefit of another Harvest Party; or

(ii)     make any contributions of capital or any other forms of equity investment in any Person that is not a Harvest Party;

which in aggregate exceeds $25,000,000 (or the Canadian Dollar Exchange Equivalent thereof) at any particular time (as determined from and after the Closing Date and, for certainty, (A) any equity investment will be valued at the time such investment is made and (B) any financial assistance or equity investments, to the extent repaid or otherwise returned, will be excluded from any subsequent determination of this limit).

(e)     Transactions with Affiliates. The Borrower will not, and will not permit any other Harvest Parties to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders, partners or with any Affiliate, or with any of its or their directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder, partner or Affiliate or with any of its directors or officers, except a transaction or agreement or arrangement which is in the ordinary course of business of the applicable Harvest Party and which is upon terms not materially less favourable to the applicable Harvest Party than it would obtain in comparable arms-length transaction; provided that such restriction will not apply to any transaction among the Harvest Parties.

(f)     Change in Business. The Borrower will not, and will not permit any other Harvest Parties to:

(i)     make any material change in the nature of its business as carried on at the Closing Date which in any event will be permitted to include the ownership and development of Oil and Gas Properties and the refining and marketing of Petroleum Substances (whether or not produced from the Oil and Gas Properties) and properties and businesses reasonably ancillary thereto and including, without limitation, the exploration, development, production, processing, upgrading, transportation and non-speculative marketing of Petroleum Substances and related products; or

(ii)     except for the purchase of Petroleum Substances for use in the Refinery from non-OECD Countries, carry on business outside of the OECD Countries or any other jurisdictions approved by the Majority Lenders acting reasonably.

(g)     Asset Dispositions. The Borrower will not, and will not permit the other Harvest Parties to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of (i) any of its right, title and interest in the Material Contracts other than to another Harvest Party, or (ii) any of its properties or assets to any Person if such sale, exchange, lease, transfer or other disposition would reasonably be expected to have a Material Adverse Effect.

(h)     Material Contracts. The Borrower will not, and will not permit the other Harvest Parties to, terminate, make any amendment to or waive any provision of any of the Material Contracts if to do so would reasonably be expected to have a

Material Adverse Effect. The Borrower will provide copies of all material amendments, supplements or replacements of any Material Contract to the Agent with sufficient copies for the Lenders. Notwithstanding the foregoing, the Borrower will not permit any amendment to the terms of the Material Contracts as they relate to the determination and calculation of Distributions that can be distributed by the Harvest Parties without the prior consent of the Majority Lenders if such amendment would materially change the determination and method of calculation of such Distributions.

(i)     Senior Unsecured Obligations. The Borrower will not make any repayment or prepayment of any principal amount of the Senior Unsecured Obligations unless either:

(i)     such repayment or prepayment is wholly funded from net cash proceeds of the type referred to in Section 2.4(a)(i) or 2.4(a)(ii); or

(ii)     after giving effect to such repayment or prepayment, the Aggregate Commitment Amount under the Revolving Facility will exceed the Aggregate Principal Amount under the Revolving Facility by at least Cdn. $300,000,000;

provided that in no event will the Borrower make any such repayment or prepayment (A) which is funded from net cash proceeds of the type referred to in Section 2.4(a)(iii) or (B) if a Default or Event of Default has occurred and is continuing.

ARTICLE 15
DESIGNATION OF RESTRICTED SUBSIDIARIES

15.1             Designation of Non-Restricted/Restricted Subsidiaries.

(a)     The Borrower from time to time, by notice to the Agent, shall be entitled to designate and redesignate that either:

(i)     a Restricted Subsidiary will be a Non-Restricted Subsidiary; or

(ii)     a Non-Restricted Subsidiary will be a Restricted Subsidiary,

provided that the Borrower will not be entitled to:

(iii)     make any such designation if a Default or an Event of Default has occurred and is continuing (unless such designation will cure such Default or Event of Default); or

(iv)     make any such designation if a Default or an Event of Default would result from or exist immediately after such a designation.

(b)     The Borrower will, concurrently with delivery of a notice pursuant to Section 15.1(a), deliver to the Agent (i) a certificate of a senior officer of the Borrower addressed to the Agent and the Lenders certifying that the Borrower is entitled to make the designation referenced in such notice and (ii) an updated Schedule J reflecting such designation.

(c)     Promptly after receipt of a notice pursuant to Section 15.1(a) which designates a Restricted Subsidiary to be a Non-Restricted Subsidiary, the Agent shall release the Affiliate Guarantee and Subordination Agreement and any Debenture Security granted by such Subsidiary.

(d)     Notwithstanding the Focus Minority Interest, Redearth Partnership shall be a Restricted Subsidiary (unless and until it is re-designated as a Non-Restricted Subsidiary pursuant to the provisions hereof) subject to the following terms and conditions:

(i)     the Security to which Redearth Partnership is a party shall be limited recourse to an undivided 60% interest in the assets of Redearth Partnership as contemplated in the Redearth Intercreditor Agreement;

(ii)     the Agent and the Lenders hereby acknowledge that the Borrower's ability to comply with certain of the representations and warranties in Article 13 and certain of the covenants in Article 14, in each case solely with respect to Redearth Partnership, may be adversely affected by the Focus Minority Interest and that compliance with such representations, warranties and covenants are qualified if but only to the extent that the Focus Minority Interest or compliance by the Borrower with its obligations under the "Partnership Agreement" prevents compliance therewith; and

(iii)     notwithstanding any other provision of the Documents:

(A)    any Guarantees and Security Interests which Redearth Partnership has provided or may in the future provide to the "Focus Lender Agent, the "Focus Lenders" or any "Replacement Focus Lenders" will be permitted hereunder provided that such Guarantees and Security Interests are subject to the limited recourse and other provisions of the Redearth Intercreditor Agreement;

(B)     for certainty any Guarantees referred to in (A) above will be excluded from Consolidated Senior Debt and Consolidated Total Debt;

(C)    the Partnership will be entitled to distribute to "FET" the "FET Partnership Interest" share of distributions of income, receipts or revenues from time to time in accordance with the "Partnership Agreement";

(D)     the enforcement of the "Focus Documents" in accordance with the provisions of the Redearth Intercreditor Agreement will not constitute a Default or Event of Default;

(E)     no Harvest Party will transfer to Redearth Partnership any Oil and Gas Properties or any other material assets without the prior consent of the Lenders; provided that the Borrower shall be entitled to make any additional capital contributions required by the "Partnership Agreement";

(F)     the Redearth Partnership may be dissolved and its partnership assets may be distributed to its partners so long as the partnership assets distributed to the Borrower include the same undivided 60% interest in the assets of the Redearth Partnership which from time to time is subject to the Security granted by the Redearth Partnership; and

(G) capitalized terms in quotations in this Section 15.1(d) will have the meanings attributed to them in the Redearth Intercreditor Agreement,

provided that the special provisions in this Section 15.1(d) will cease to apply if the Focus Minority Interest is acquired directly or indirectly by the Trust.

ARTICLE 16
INDEMNITY OF BORROWER

16.1            Indemnity of Borrower. The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, employees, consultants and agents (in this Section 16.1, collectively the "indemnified parties"), from and against any Claims suffered or incurred by an indemnified party, by reason of:

(a)     the use of proceeds of any Credit Facility to finance any transaction (whether in whole or in part or directly or indirectly); or

(b)     the Release of any Contaminant into the Environment or breach of any Environmental Laws and the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release or breach;

except in such cases where and to the extent that any such Claim arises from the gross negligence or wilful misconduct of the indemnified parties. This indemnity will survive repayment or cancellation of the Credit Facilities or any part thereof, including any termination of the other provisions of this Agreement. Other than for reasonable costs and expenses incurred by the indemnified parties for investigating, defending or denying a Claim or preparing any necessary environmental assessment report or other reports in connection with any Claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefor), the indemnified parties will not request indemnification from the Borrower unless an indemnified party is required by Law, based on the advice of such indemnified party's counsel, to honour a Claim or any part thereof. The indemnified parties will be entitled, but not obligated, to negotiate any settlement of a Claim in consultation with the Borrower, and any such settlement will be binding on the Parties. The provisions of this Article 16 shall survive repayment of the Obligations and termination of the Credit Facilities.

16.2            Right to Defend. The Borrower will have the right, through the appointment of counsel, to participate in and/or control any action, suit or proceeding for which it is liable as an indemnitor under Section 16.1; provided that:

(a)     the Borrower will not have the right to participate in or control such action, suit or proceeding if it involves potential imposition of criminal liability upon the indemnified party or a conflict of interest between the Borrower and the indemnified party; and

(b)     the indemnified party, at the Borrower's expense, will have the right to retain its own counsel in the event of inconsistent defences, conflicts of interest, the Borrower not assuming the defence of the action within a reasonable period of time or there being defences available to the indemnified party which are different from or in addition to those available to the Borrower, and such participation by the indemnified party in the defence will not release the Borrower from any liability that it may have to such indemnified party.

ARTICLE 17
REORGANIZATION

17.1            Successor Harvest Party. The Borrower will not, and will not permit any other Harvest Party to, enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Borrower or of such Harvest Party would become the property of any other Person (a "successor entity") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (other than any such transaction solely among the Harvest Parties) unless:

(a)     prior to or contemporaneously with the consummation of such transaction, such Harvest Party, and the successor entity, as applicable, shall have executed such instruments and done such things as in the opinion of the Agent, acting reasonably, are necessary or advisable to establish that upon the consummation of such transaction:

(i)     the successor entity shall have assumed all the covenants and obligations of such Harvest Party under the Documents to which it is a party;

(ii)     the Documents, as applicable, shall be a valid and binding obligation of the successor entity entitling the Agent and the Lenders, as against the successor entity, to exercise all their rights thereunder;

(iii)    the rights and benefits afforded or intended to be afforded the Agent and the Lenders under the Documents to which such Harvest Party is a party are not adversely affected in any material respect; and

(iv)     legal opinions satisfactory to the Agent confirming the matters set forth in Sections 17.1(a)(i) and (ii) above are provided by Borrower's Counsel;

(b)     no Default or Event of Default is subsisting or would occur after giving effect to such transaction;

(c)     the Lenders, acting reasonably, are satisfied that the creditworthiness of the successor entity is no less than the creditworthiness of the predecessor entity or are otherwise satisfied with the creditworthiness of the successor entity, provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the successor entity, if the Lenders have received satisfactory evidence that the applicable rating agencies have concluded that the senior secured long term debt of the successor entity, the Borrower or the Trust, as applicable, will be rated equal to or above Investment Grade after giving effect to such transaction; and

(d)     such transaction would not otherwise be reasonably expected to have a Material Adverse Effect.

ARTICLE 18
EVENTS OF DEFAULT

18.1         Event of Default. Each of the following events will constitute an Event of Default:

(a)     Failure to Pay. If the Borrower defaults in the due and punctual payment of any principal amounts owing under the Documents as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower defaults in the payment of any interest, fees or other amounts owing under the Documents as and when the same become due and payable and such default continues for a period of 3 Banking Days.

(b)     Incorrect Representations. If any representation or warranty made or deemed to be made by a Harvest Party in the Documents will prove to have been incorrect when so made or deemed to have been made as herein provided and, if capable of being cured, such default continues for a period of 30 days after notice thereof being given to the Borrower by the Agent.

(c)     Breach of Selected Covenants. If there is a breach in the performance or observance of any of the covenants or agreements in Section 14.3, 14.4(b), 14.4(g) or 17.1.

(d)    Breach of Remaining Covenants. Except for an Event of Default set out elsewhere in this Section 18.1, if the Borrower or another Harvest Party defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents or any other agreement now or hereafter made by the Borrower or another Harvest Party with the Agent and the Lenders and, if capable of being cured, such default continues for a period of 30 days after the earlier of a senior officer of the Borrower or another Harvest Party acquires actual knowledge thereof or notice thereof is given to the Borrower by the Agent.

(e)     Insolvency. If a judgment, decree or order of a court of competent jurisdiction is entered against any of the Harvest Parties, (i) adjudging such party bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other person with like powers, over all, or substantially all, of the property of such party and, in the case of a petition, application or proceeding instituted by a third party, such judgment, decree or order is not stayed or dismissed within 10 Banking Days.

(f)     Winding Up. If, (i) except as permitted by Section 17.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of any of the Harvest Parties, pursuant to applicable Laws, including the Business Corporations Act (Alberta), or (ii) if any of the Harvest Parties institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any of the Harvest Parties consents to the filing of any petition under any such Law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of such party's property, or (iv) any of the Harvest Parties makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) any of the Harvest Parties takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)     Other Indebtedness. Any default shall have occurred and is continuing in respect of any Indebtedness of one or more Harvest Parties (other than the Obligations or Hedge Indebtedness) which results in the acceleration of the payment of such Indebtedness or which permits the holder thereof to accelerate the payment of such Indebtedness and if there is a grace period applicable thereto arising under contract or otherwise, such default continues beyond the expiry of such grace period or if any lender shall demand repayment of any Indebtedness owed to it by any Harvest Party which is repayable on demand, and the aggregate outstanding principal amount of all such Indebtedness is at least $35,000,000 or the Canadian Dollar Exchange Equivalent thereof.

(h)     Final Judgments. A final judgment or judgments or any order is entered against one or more Harvest Parties in an aggregate amount equal to or greater than $35,000,000, which remains unsatisfied or undischarged for a period of 30 days during which such judgment shall not be subject to an appeal or execution thereof will not be effectively stayed.

(i)     Cessation of Business. Except as permitted by Section 17.1, any of the Harvest Parties whose business or assets are material to the Harvest Parties taken as a whole ceases or proposes to cease carrying on business, or a substantial part thereof, or makes or threatens to make a bulk sale of its property.

(j)     Hedge Indebtedness. The Borrower fails to make payment when due of any Hedge Indebtedness and such payment default continues for 5 Banking Days after the expiry of all applicable cure periods.

(k)     Seizure of Property. The property of any one or more of the Harvest Parties having a fair market value in excess of $35,000,000, in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $35,000,000 shall exist in respect of any one or more of the Harvest Parties or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the Civil Enforcement Act (Alberta), the Workers' Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days.

(1)     Change of Control. If, except as permitted by Section 17.1, a Change of Control occurs which is not otherwise consented to by the Majority Lenders or if the Trust or any other Harvest Party ceases to own and control all of the issued and outstanding shares of the Borrower.

(m)     Trust. The Trust ceases to be a mutual fund trust within the meaning of the Income Tax Act (Canada).

(n)     Securities Exchange. The Trust Units cease to be listed or posted for trading on a recognized North American stock exchange.

(o)     Enforceability of Documents. If (i) any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated and the Borrower has not, if such defect is capable of being remedied, forthwith commenced to remedy such defect and remedied such defect within 30 days after notice thereof being given to the Borrower by the Agent, or (ii) the validity or enforceability of any material provision of any Document shall at any time be contested by any Harvest Party.

(p)     Qualified Auditor Report. If the audited financial statements of the Trust that are required to be delivered by the Borrower pursuant to Section 14.1(a) contain a qualification that is not acceptable to the Majority Lenders, acting reasonably, and such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders, acting reasonably, within a period of 30 days after the delivery of such financial statements by the Borrower hereunder.

(q)     Enforcement of Security. If any holder of Pari Passu Senior Debt commences enforcement proceedings in respect of the Security in accordance with and as permitted by the Intercreditor Agreement.

(r)     Senior Unsecured Credit Agreement. If an "Event of Default" occurs under and as defined in the Senior Unsecured Credit Agreement.

18.2            Remedies. Upon the occurrence of an Event of Default, the Lenders may forthwith terminate any further obligation to make Advances and the Majority Lenders, through the Agent, may declare all Obligations to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders may, subject to Sections 21.11 and 22.11, exercise any and all rights, remedies, powers and privileges afforded by the Security or applicable Law or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

18.3           Waivers. An Event of Default may be waived by the Majority Lenders, except that an Event of Default set forth in Section 18.1(e), 18.1(f) or 18.1(i) may only be waived by all of the Lenders.

18.4           Escrow Funds. Upon the occurrence of an Event of Default, after a domestic or foreign court issues any judgment or order restricting or prohibiting payment by the Issuing Lender under a Letter of Credit or extending the liability of the Issuing Lender to make payment under a Letter of Credit beyond the expiry date specified therein, or if otherwise specifically required pursuant to this Agreement, the Borrower will forthwith pay to (a) the Agent for deposit into a collateral account maintained for the benefit of the Lenders, the Issuing Lender or any Non-Extending Lender, as applicable, an amount equal to such Lender(s)' maximum potential liability under then outstanding Bankers' Acceptances and Letters of Credit (the "Escrow Funds"). The Escrow Funds will be held by the Agent for set-off against future indebtedness owing by the Borrower to the Lenders, the Issuing Lender or any Non-Extending Lender, as applicable, in respect of such Bankers' Acceptances or Letters of Credit, and pending such application will bear interest at the rate payable by the Agent from time to time generally in respect of deposits for such amount, and for the period from the date of deposit to the earlier of the date of release thereof and the Maturity Date of the Bankers' Acceptances or the expiry of the Letters of Credit. If such Event of Default is either waived or cured in compliance with the terms of this Agreement, then the remaining Escrow Funds, if any, together with any accrued interest to the date of release will be returned to the Borrower. The deposit of the Escrow Funds by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as the Escrow Funds are actually paid to the Lenders, the Issuing Lender or any Non-Extending Lender, as applicable.

ARTICLE 19
CONFIDENTIALITY

19.1          Non-Disclosure. All information, including any information relating to a Hostile Acquisition, other than information that is required by applicable Law or stock exchange requirements to be disclosed by the Party receiving the confidential information to any Administrative Body of competent jurisdiction, will be held by the Parties in the strictest confidence and will not be disclosed to any Person, except as provided in Sections 19.2 and 19.3, provided that the confidential nature of the information is made known or ought to have been known to the disclosing Party.

19.2             Exceptions. Section 19.1 does not apply to confidential information:

(a)     of a Party where that Party consents to its disclosure;

(b)     which becomes part of the public domain;

(c)     received from a third party without restriction on further disclosure and without breach of Section 19.1; or

(d)     developed independently without breach of Section 19.1.

19.3            Permitted Disclosures by Agent and Lenders. Confidential information received by the Agent or a Lender may be disclosed to the Agent or any other Lender or any Affiliate thereof (including a Hedge Lender), including to any financial institution which desires to become a Lender hereunder and agrees prior to such disclosure to become bound by the confidentiality provisions hereof, and to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants and financial advisors retained by the Agent, such Lender, such Affiliate or such financial institution on a need to know basis.

19.4            Survival. The obligations of the Parties under this Article 19 will survive the termination of this Agreement.

ARTICLE 20
ASSIGNMENT

20.1           Assignment of Interests. Except as expressly permitted under this Article 20 and subject to Article 17, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior consent of all of the Lenders.

20.2           Assignment by the Lenders. Each Lender will have the right to sell or assign, in minimum portions of $10,000,000 (unless such assignment is between existing Lenders or consists of a Lender's entire Individual Commitment Amount under a Credit Facility), such Lender's Individual Commitment Amount under a Credit Facility to one or more financial institutions with the consent of the Agent and, in the case of a sale or assignment by a Revolving Lender, the consent of the Issuing Lender and the Swingline

Lender and, in all cases if no Event of Default has occurred and is continuing, the consent of the Borrower, each such consent not to be unreasonably withheld or delayed, and further provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount (other than the Discount Rate for Bankers' Acceptances) than it would have been obliged to pay if the Lender had not made an assignment and provided further that each continuing Lender will at all times maintain an Individual Commitment Amount in an aggregate principal amount at least equal to $10,000,000. Notwithstanding the foregoing, a Lender may sell or assign its Rateable Portion under any Credit Facility or to an Affiliate thereof without the consent of the Agent, the Issuing Lender, the Swingline Lender or the Borrower if (a) such Lender remains liable for its obligations under the Documents notwithstanding such sale or assignment, and (b) the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such sale or assignment. An assignment fee of $3,500 for each such assignment (other than to an Affiliate) will be payable to the Agent by the assignor Lender. In the event of such sale or assignment, the Borrower will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such syndication, participation, sale or assignment.

20.3           Effect of Assignment. To the extent that any Lender assigns any portion of its Individual Commitment Amount pursuant to Section 20.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount so sold or assigned from and after the effective date of the Assignment and the Borrower's recourse under the Documents in respect of such portion so sold or assigned from and after the effective date of the Assignment will be to such new Lender or new Lenders, as the case may be, only and their successors and permitted assigns.

20.4           Participations. Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a "Participant") participating interests in any of the Borrowings, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)     no participation contemplated in this Section 20.4 will relieve such Lender from its commitments or other obligations hereunder or under any other Document;

(b)     such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c)     the Agent and the Borrower will continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Documents;

(d)     no Participant will have any right (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document; and

(e)     the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 21
ADMINISTRATION OF THE CREDIT FACILITIES

21.1             Authorization and Action.

(a)     Authorization and Action. Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by applicable Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)     Lenders' Determination. Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)     Deemed Consent. If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its consent or objection to such matter within the time period referenced in such notice, or if no such period is referenced therein, 10 Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such period.

21.2             Procedure for Making Advances.

(a)     Pro Rata Advances. Subject to Sections 2.3, 2.8(b), 6.3, 6.4, and 6.5, all Advances made by the Lenders under a Credit Facility will be made in accordance with each Lender's Rateable Portion of such Advance under such Credit Facility.

(b)     Instructions from Borrower. Subject to Article 9, the Lenders, through the Agent, will make Advances under the applicable Credit Facility available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender's Rateable Portion of such Advances under such Credit Facility have been credited in accordance with Section 5.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Drawdown, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance under such Credit Facility, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)     Assumption Respecting Availability. Unless the Agent has been notified by a Lender within 2 Banking Days prior to an anticipated Advance that such Lender will not make available to the Agent its Rateable Portion of such Advance under the applicable Credit Facility, the Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender will not have so made its Rateable Portion of an Advance available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender's Rateable Portion of the Advance under such Credit Facility and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender's Rateable Portion of the Advance under such Credit Facility (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender's Rateable Portion of the Advance under such Credit Facility for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of the Advance under such Credit Facility will not relieve any other Lender under such Credit Facility of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance under such Credit Facility is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance under such Credit Facility.

21.3           Remittance of Payments. Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender's Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

21.4            Adjustments Among Lenders. Each Lender under a Credit Facility (or Hedge Lender for the purposes of paragraphs (c), (e) and (f) below) agrees that:

(a)     After an acceleration of the Obligations pursuant to Section 18.2, it will at any time or from time to time, upon the request of the Agent as required by any Lender under such Credit Facility, purchase, on a non-recourse basis at par, an undivided participation in the Obligations owing to the other Lenders under such Credit Facility and make any other adjustments which may be necessary or appropriate, in order that the amount of Obligations owing to each Lender under such Credit Facility, as adjusted pursuant to this Section 21.4(a), will be equal to such Lender's Rateable Portion (as determined without regard to any prior adjustments pursuant to Section 2.3, 2.8(b), 6.3, 6.4 or 6.5) of the Obligations owing to all Lenders under such Credit Facility.

(b)     After an acceleration of the Obligations pursuant to Section 18.2, the amount of any repayment made by the Borrower under the Documents and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Documents which are to be applied against the Obligations will be so applied in a manner so that to the extent possible the amount of Obligations owing to each Lender under such Credit Facility, after giving effect to such application and

Section 21.4(a), will be equal to such Lender's Rateable Portion (as determined without regard to any prior adjustments pursuant to Section 2.3, 2.8(b), 6.3, 6.4 or 6.5) of the Obligations owing to all Lenders under such Credit Facility.

(c)     If it exercises any right of counter-claim, set off, bankers' lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i)     amounts outstanding at such time owed by the Borrower to such Lender under this Agreement or the Lender Hedge Agreements to which it is a party, which amounts will be applied in accordance with Sections 4.2, 21.4 and Section 22.11; and

(ii)     amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers' acceptance (including a Bankers' Acceptance or Letter of Credit) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers' acceptance without apportionment.

(d)     If it receives, through the exercise of a right or the receipt of a secured claim described in paragraph (c) above or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of a Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders under such Credit Facility), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of such Credit Facility of the other Lenders under such Credit Facility so that their respective receipts will be pro rata to their respective Rateable Portions under such Credit Facility, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 21.4 to share in the benefits of any recovery on such secured claims.

(e)     If it does any act or thing permitted by paragraphs (c) and (d) above, it will promptly provide full particulars thereof to the Agent.

(f)     Except as permitted under paragraphs (c), (d) and (e) above, no Lender will be entitled to exercise any right of counter-claim, set off, bankers' lien or similar right without the prior consent of the other Lenders.

21.5            Duties and Obligations. The Agent and any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a)     may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment from such Lender;

(b)     may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)     will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Harvest Party made or deemed to be made hereunder;

(d)     may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)     may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Credit Facilities, or for any statements, warranties or representations (whether written or oral) made in connection with the Credit Facilities, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

21.6            Prompt Notice to the Lenders. Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

21.7             Agent and Agent Authority. With respect to its Rateable Portion of the Aggregate Commitment Amount under a Credit Facility and the Advances made by it as a Lender under such Credit Facility, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Harvest Parties, their shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

21.8            Lenders' Credit Decisions. It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Harvest Parties or any other Person under or in connection with the Credit Facilities (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Harvest Parties. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with the Harvest Parties for the satisfaction of any Indebtedness owing to it under the Documents without the consent of the other Lenders.

21.9            Indemnification. The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their aggregate respective Rateable Portions under the Credit Facilities, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its aggregate Rateable Portion under the Credit Facilities of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

21.10           Successor Agent. The Agent may, as hereinafter provided, resign at any time by giving 30 days' prior notice (the "Resignation Notice") thereof to the Lenders and the Borrower.

The Majority Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice appoint a successor agent (the "Successor Agent") to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent's obligations hereunder as a Lender, including for its Rateable Portion of the Aggregate Commitment Amount under each Credit Facility. After the resignation of the Agent as agent hereunder, the provisions of this Article 21 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent of the Lenders hereunder. Notwithstanding the foregoing, if the Majority Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may appoint a Successor Agent from among the Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld.

21.11        Takini and Enforcement of Remedies. Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Obligations hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to any Credit Facility, including any acceleration of the Obligations or enforcement of the Security, but that any such action will be taken only by the Agent with the prior direction of the Lenders (with the required majority or unanimity as provided herein). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Harvest Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

21.12         Reliance Upon Agent. The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

21.13         Agent May Perform Covenants. If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 10 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus 2%.

21.14         No Liability of Agent. The Agent, in its capacity as agent of the Lenders under the Credit Facilities, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

21.15         Nature of Obligations under this Agreement.

(a)     Obligations Separate. The obligations of each Lender and the Agent under this Agreement are separate. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)     No Liability for Failure by other Lenders. Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

21.16         Lender Consent.

(a)     Unanimity. Notwithstanding anything herein to the contrary and without limiting in any way the context of any provision in this Agreement requiring the consent, approval or action of all Lenders under any Credit Facility, the following matters will require the approval, consent or agreement, as the context requires, of all Lenders under the Credit Facilities:

(i)     the reduction or forgiveness of any Indebtedness payable by the Borrower to the Lenders under the Credit Facilities or under any of the Documents pertaining to the Credit Facilities;

(ii)    any increase to the Aggregate Commitment Amount under the Credit Facilities or the limit on Swingline Borrowings;

(iii)   the postponement of any maturity date of any Obligations;

(iv)     subject to Article 17, the requirement for delivery of, or any waiver or material amendment under, or release of, any Security;

(v)     any change in the type of Advances under the Credit Facilities or any change to the covenants referred to in Sections 2.4, 3.2, 3.3, 3.4, 3.6 and 18.3;

(vi)     any amendment to this Section 21.16(a); and

(vii)    any change to the definition of "Majority Lenders".

(b)     Majority Consent. Subject to Section 21.16(a), any waiver of or any amendment to any provision of the Documents as they pertain to the Credit Facilities and any action, consent or other determination in connection with the Documents as they pertain to the Credit Facilities will bind all of the Lenders under the Credit Facilities if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders; provided that any waiver or amendment which changes or relates to any material rights or obligations of the Agent, the Swingline Lender or the Issuing Lender shall also require the agreement in writing of such Party.

21.17         Intercreditor Agreement. Each Lender acknowledges that the Agent has or may hereafter enter into each of the Intercreditor Agreement and the Redearth Intercreditor Agreement and is authorized to do so for and on behalf of the Lenders. Notwithstanding anything to the contrary, expressed or implied herein, all rights, powers and recourses available to the Agent and the Lenders under the Documents shall be subject to the Intercreditor Agreement and the Redearth Intercreditor Agreement. The Borrower acknowledges that the Intercreditor Agreement and Redearth Intercreditor Agreement will be entered into by the Agent for the benefit of the Lenders.

ARTICLE 22
MISCELLANEOUS

22.1             Notices. Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(a)     left at the relevant address set forth below or in Schedule B, as applicable; or

(b)     telecopied or sent by other means of recorded electronic communication; and

(i)     if to the Agent or the Fronting Lender (for so long as the Fronting Lender is CIBC), addressed to the Agent at:

Canadian Imperial Bank of Commerce, as Agent
BCE Place
161 Bay Street, 8th Floor

Toronto, Ontario M5J 1J1
Telecopier:     (416) 956-3830
Attention:     Agent Administration

(ii)     if to the Swingline Lender, addressed to the Swingline Lender at:

Canadian Imperial Bank of Commerce, as Swingline Lender
CIBC Credit Processing Services
595 Bay Street, 5th Floor
Toronto, Ontario M5G 2C2

Telecopier:     (416) 980-5855
Attention:     Zain Meghji

(iii)     if to any of Harvest Parties, addressed to any of them at:

Harvest Operations Corp.
2100 Calgary Place 330-5th Avenue S.W.
Calgary, Alberta T2P OL4

Telecopier:     (403) 266-1438
Attention:     Vice President, Finance and Chief Financial Officer

(iv)     if to any Lender, addressed to such Lender at the address notified by such Lender to the Agent from time to time.

(c)     The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(d)     Any notice or other communication given or made in accordance with this Section 22.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(e)     Any information required to be delivered to the Agent pursuant to Section 14.1 may be delivered by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Agent.

(f)     Each Party may change its address and telecopier number for purposes of this Section 22.1 by notice given in the manner provided in this Section 22.1 to the other Parties.

(g)     Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

22.2           Telephone Instructions. Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

22.3           No Partnership, Joint Venture or Agency. Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

22.4            Judgment Currency.

(a)     Deficiency. If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the "Original Currency") into another currency (the "Second Currency"), the rate of exchange applicable will be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase in Toronto, Ontario the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the "First Party") agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency.

(b)     Excess. The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 22.4(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

22.5            General Indemnity. In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify the Agent, the Lenders and each director, officer, shareholder or agent thereof (collectively, the "Indemnified Party") and hold the Indemnified Party harmless against any Claims incurred by the same as a result of or in connection with: (a) any cost or expense reasonably incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Advance as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers' Acceptance on its Maturity Date; (c) the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (d) the prepayment of any outstanding Bankers' Acceptance before the Maturity Date of such Bankers' Acceptance; (e) the Borrower's repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (f) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (g) the failure of the Borrower or any other Harvest Party to make any other payment due hereunder or under any of the other Documents; (h) any inaccuracy of any Borrower's or any other Harvest Party's representations and warranties contained in any Document; (i) any failure of any Borrower or any other Harvest Party to observe or fulfil its covenants under any Document; or (j) the occurrence of any Default or Event of Default; provided that this Section 22.5 will not apply to any Claims that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party. The provisions of this Section 22.5 shall survive repayment of the Obligations and termination of the Credit Facilities.

22.6            Further Assurances. The Borrower will, from time to time forthwith at the Agent's request and at the Borrower's own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by the Agent to give effect to any provision of the Documents.

22.7           Waiver of Laws. To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

22.8             Attornment and Waiver of Jury Trial. The Parties hereto do hereby irrevocably:

(a)     submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)     waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

22.9             Interest on Payments in Arrears.

(a)     Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:

(i)     on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the Canadian Prime Rate plus 2% from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is 3 Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)     on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the Canadian Prime Rate plus 2% from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is 3 Banking Days following a demand for payment by the Party entitled to it.

(b)     All interest referred to in this Section 22.9 will be simple interest calculated daily on the basis of a 365 or 366 day year, as applicable. For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365 or 366, as applicable.

22.10         Payments Due on Banking Day. Whenever any payment hereunder will be due on a day other than a Banking Day, or in the case of LIBOR Based Loans a LIBOR Banking Day, such payment will be made on the next succeeding Banking Day, or LIBOR

Banking Day, as applicable, and such extension of time will in such case be included in the computation of payment of interest thereunder.

22.11         Application of Proceeds. Except as otherwise agreed to by the Majority Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower under the Documents, after acceleration pursuant to Section 18.2 and which are to be applied against the Obligations, will be applied by the Agent in the following order:

(a)     in payment of the Lenders' pari passu share of any amounts due and payable by way of recoverable expenses;

(b)     in payment of any amounts by way of any fees (other than standby fees referred to in Article 12);

(c)     in payment of any amounts due and payable as and by way of interest or standby fees, including any interest on overdue amounts; and

(d)     in payment of the Aggregate Principal Amount and all other Obligations.

22.12         Counterparts. The Documents may be executed in any number of counterparts (including by facsimile transmission) and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

22.13         Whole Agreement. This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Harvest Parties on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement. For greater certainty, each of the Borrower, the Agent and the Lenders acknowledges that nothing herein cancels or supercedes any of the provisions of the Arrangements Letter dated August 2, 2006 among the Borrower, CIBC World Markets and The Toronto-Dominion Bank (except to the extent expressly provided therein) and the Fee Letter dated August 2, 2006 among the Borrower, Canadian Imperial Bank of Commerce and The Toronto-Dominion Bank.

[Remainder of page intentionally left blank]

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP.,
as Borrower

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments and supplements contained in the Amended and Restated Credit Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party is and shall remain in full force and effect in all respects notwithstanding the Amended and Restated Credit Agreement and the amendments and supplements therein contained and shall continue to exist and apply to all of the Obligations of the Borrower, including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Amended and Restated Credit Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreements including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended and Restated Credit Agreement.

SCHEDULE A
HARVEST OPERATIONS CORP.
AMENDED AND RESTATED CREDIT AGREEMENT
DATED OCTOBER 19, 2006

DEFINITIONS

"AcquisitionCo" means Harvest North Atlantic Acquisition Corp., and its successors and assigns.

"Additional Compensation" has the meaning attributed to it in Section 11.1(a).

"Administrative Body" means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

"Advance" means, with respect to a Drawdown, Rollover or Conversion:

(a)     in respect of Borrowings other than Bankers' Acceptances, the disbursement or credit of funds to, or to the credit of, the Borrower; or

(b)     in respect of Bankers' Acceptances, the acceptance by the Lenders of drafts issued under this Agreement by the Borrower.

"Affiliate" has the meaning attributed to it in the Securities Act (Alberta).

"Affiliate Guarantee and Subordination Agreement" means a guarantee and subordination agreement given by a Harvest Party, other than the Borrower, substantially in the form of Schedule I.

"Affiliate Subordination Agreement" means a subordination agreement given by a NonRestricted Subsidiary substantially in the form of Schedule H.

"Agent" means the administrative agent under the Credit Facilities which initially is CIBC and includes any successor administrative agent appointed pursuant to Section 21.10.

"Aggregate Commitment Amount" means from time to time:

(a)     in respect of the Revolving Facility, the aggregate of all of the Individual Commitment Amounts under the Revolving Facility, which initially is $1,400,000,000 and is subject to adjustment pursuant to the terms of this Agreement; and

(b)     in respect of the Bridge Facility, the aggregate of all of the Individual Commitment Amounts under the Bridge Facility, which initially is $350,000,000 and is subject to adjustment pursuant to the terms of this Agreement.

"Aggregate Principal Amount" means:

(a)     in respect of the Revolving Facility, the aggregate of the principal amounts outstanding from time to time under the Revolving Facility (or any part thereof as applicable), including the Face Amount of all outstanding Bankers' Acceptances and Letters of Credit under the Revolving Facility; and

(b)     in respect of the Bridge Facility, the aggregate of the principal amounts outstanding from time to time under the Bridge Facility (or any part thereof as applicable), including the Face Amount of all outstanding Bankers' Acceptances under the Bridge Facility.

"Agreement" or "this Agreement" means the agreement dated the Closing Date between the Borrower, the Lenders and the Agent entitled "Amended and Restated Credit Agreement" inclusive of all Schedules, including this Schedule, as amended, confirmed, replaced or restated from time to time and "hereto", "hereof', "herein", "hereby" and "hereunder", and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

"Amalgamation" means the amalgamation of AcquisitionCo and NARL as "North Atlantic Refining Limited" subsequent to the closing of the NARL Acquisition.

"Anniversary Date" means May 31, 2007 and each successive anniversary thereafter until the Revolving Facility Termination Date.

"Assignment" means an agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule M with the blanks completed.

"BA Equivalent Advance" means a Canadian Dollar Advance provided hereunder by a Non-BA Lender in lieu of Bankers' Acceptances, pursuant to Section 9.4.

"BA Indemnity Agreements" mean, collectively, (a) the Indemnity Agreement made as of October 19, 2006 among the Agent, the Borrower and BNP Paribas (Canada) and (b) the Indemnity Agreement made as of October 19, 2006 among the Agent, the Borrower and Alberta Treasury Branches.

"BA Lender" means any Lender which is a bank chartered under the Bank Act (Canada) and which has not notified the Agent that it is unwilling or unable to accept Drafts as provided in Section 9.2.

"Bankers' Acceptance" means a bankers' acceptance draft of the Borrower denominated in Canadian Dollars, accepted by a Lender pursuant to the Agreement, payable in Canada, for a term selected by the Borrower in accordance with Article 9 or such other period as elected by the

Borrower pursuant to Section 9.2(f) (as reduced or extended by the Lenders, acting reasonably, to allow the maturity thereof to fall on a Banking Day).

"Banking Day" means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario, and New York, New York.

"Bankruptcy and Insolvency Act (Canada)" means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

"Basis Point" or "bp" means one one-hundredth of 1%.

"Borrower" means Harvest Operations Corp. and its successors and permitted assigns.

"Borrower's Account" means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

"Borrower's Counsel" means Burnet, Duckworth & Palmer LLP or another firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Harvest Parties or employed by the Harvest Parties.

"Borrowing" means a Canadian Prime Rate Loan, U.S. Base Rate Loan, LIBOR Based Loan, Bankers' Acceptance or Letter of Credit.

"Bridge Facility" means the non-extendible and non-revolving credit facility established in favour of the Borrower pursuant to Section 2.1(b).

"Bridge Facility Termination Date" means, with respect to a Bridge Lender, April 19, 2008.

"Bridge Lenders" means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment Amount under the Bridge Facility, initially being each of the financial institutions listed as Bridge Lenders in Schedule B and thereafter, those financial institutions which may become a Party to the Agreement, as a Bridge Lender, by executing and delivering to the Agent and to the Borrower an Assignment, and each of their respective successors and permitted assigns, and "Bridge Lender" means any one of them in such capacity.

"Business Corporations Act (Alberta)" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, in force under that Act.

"Canadian Dollar Exchange Equivalent" means with reference to Canadian Dollars, the amount thereof expressed in Canadian Dollars, and with reference to any amount (the "Original Amount") expressed in U.S. Dollars or any amount of Canadian Dollars to be converted into U.S. Dollars (in each case, the "Original Currency"), the amount expressed in Canadian Dollars or U.S. Dollars, as applicable, on the date when such amount is being determined as herein provided, required to purchase the Original Amount of the Original Currency at the Noon Rate on the Banking Day immediately preceding the date such conversion is to be made.

"Canadian Dollars" or "Canadian $" or "Cdn. $" or "$" each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

"Canadian Prime Rate" means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its 30 day Canadian Dollar bankers' acceptances plus 100 Basis Points per annum (the "Floor Rate"), then the Canadian Prime Rate will equal the Floor Rate.

"Canadian Prime Rate Loan" means a loan under a Credit Facility in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate.

"Capital Adequacy Guidelines" means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada.

"Capital Lease Obligations" means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is required to be capitalized.

"CDOR Rate" means:

(a)     for the purposes of Section 9.2(d) and with respect to Bankers' Acceptances which have a term to maturity of 1, 2, 3 or 6 months, the average yield to maturity for bankers' acceptances accepted by each BA Lender which is listed in Schedule I to the Bank Act (Canada) quoted on the Reuter's Canadian Deposit Offered Rate screen, at 10:00 a.m. (Toronto, Ontario time) on the applicable date on which an Advance will take place, for bankers' acceptances having a term similar to the term requested for each Bankers' Acceptance issued pursuant to the applicable Advance; and

(b)     for the purposes of determining the Discount Rate for a Non-BA Lender and with respect to Bankers' Acceptances which do not have a term to maturity of 1, 2, 3 or 6 months, the actual discount rate transacted with the purchaser of the Bankers' Acceptances accepted by the Agent.

"Change of Control" means any circumstance arising after the date hereof in which a Person or a combination of Persons, acting jointly or in concert, (within the meaning of the Securities Act (Alberta) acquires Trust Units which, together with all other Trust Units held by such Persons, constitute in the aggregate more than 50% of all outstanding Trust Units (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Trust Units), or otherwise acquires the power (by contract or otherwise) to elect a majority of the board of directors of the administrator of the Trust.

"CIBC" means Canadian Imperial Bank of Commerce, a Canadian chartered bank, and its successors and permitted assigns.

"Claim" means any and all liabilities, indebtedness, obligations, losses, damages, claims, assessments, fines and penalties and reasonable costs, fees and expenses of every kind, nature or description, whether fixed or contingent, known or unknown, suspected or unsuspected, or foreseen or unforeseen, and whether based on contract, tort, statute or other legal or equitable theory of recovery, including interest which may be imposed in connection therewith, court costs, costs resulting from any judgments, orders, awards, decrees or equitable relief, and reasonable fees and disbursements of counsel (on a solicitor and his own client full indemnity basis), consultants and expert witnesses.

"Closing Date" means October 19, 2006 or such other date as may be agreed upon in writing between the Borrower and the Agent.

"Companies' Creditors Arrangement Act (Canada)" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

"Compliance Certificate" means the certificate of the Borrower, substantially in the form of Schedule C with the blanks completed.

"Consolidated EBITDA" means, on a consolidated basis for any period, the aggregate of the net income of the Trust for any such period determined in accordance with GAAP:

(a)     plus, to the extent deducted in the determination thereof, the sum of-

(i)     depreciation, depletion, amortization and accretion;

(ii)     interest expense;

(iii)     all provisions for any federal, provincial or other income and capital taxes;

(iv)     non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, stock options, deferred non-cash taxes, non-controlling interests, amortization of deferred charges, goodwill and intangible impairment losses and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows for the Trust (unless the Majority Lenders, acting reasonably, determine that such amounts are not customarily added back by lenders in financial covenants in similar financings);

(v)     any extraordinary or nonrecurring losses; and

(b)     minus, to the extent added in the determination thereof, the sum of-

(i)     all non-cash amounts such as non-cash income and unrealized gains relating to hedging transactions; and

(ii)     any extraordinary or nonrecurring gains.

Consolidated EBITDA will be adjusted (in a manner satisfactory to the Majority Lenders, acting reasonably) to include or exclude Consolidated EBITDA, as applicable, associated with any acquisition or disposition (the net proceeds of which are greater than $20,000,000 or the Canadian Dollar Exchange Equivalent thereof) made within the applicable 12 month period, as if that acquisition or disposition had been made at the beginning of such period.

"Consolidated Senior Debt" means, in respect of the Trust, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the Trust's consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)     the stated amount of letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition;

(b)     obligations secured by any Purchase Money Security Interest (but excluding operating leases);

(c)     Capital Lease Obligations;

(d)     sale-leaseback obligations;

(e)     obligations secured by any Security Interest existing on property owned, whether or not the obligations secured thereby will have been assumed; and

(f)     Guarantees in respect of obligations of another Person, including the types of obligations described in (a) through (e) above,

excluding, in any event, Subordinated Debt, Convertible Debentures, the Senior Unsecured Obligations and the Notes (so long as the Senior Unsecured Obligations and the Notes are unsecured).

"Consolidated Senior Debt to Capitalization Ratio" means, as at the end of each fiscal quarter of the Trust, the ratio of Consolidated Senior Debt to Total Capitalization.

"Consolidated Senior Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Trust, the ratio of Consolidated Senior Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Consolidated Tangible Assets" means, with respect to the Trust, the book value of its capital assets, net of any accumulated depreciation, intangible assets and minority interests, as shown on the consolidated balance sheet of the Trust and determined in accordance with GAAP.

"Consolidated Total Debt" means Consolidated Senior Debt plus Subordinated Debt, the Senior Unsecured Obligations and the Notes (so long as the Senior Unsecured Obligations and the Notes are unsecured).

"Consolidated Total Debt to Capitalization Ratio" means, as at the end of each fiscal quarter of the Trust, the ratio of Consolidated Total Debt to Total Capitalization.

"Consolidated Total Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Trust, the ratio of Consolidated Total Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Contaminants" means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB's).

"Conversion" means, in relation to a Borrowing under a Credit Facility, a conversion of such Borrowing into another type of Borrowing under the same Credit Facility made pursuant to the Agreement and "Convert" and "Converted" have similar meanings.

"Convertible Debentures" means any convertible subordinated debentures or notes issued by a Harvest Party which have all of the following characteristics:

(a)     an initial final maturity or due date in respect of repayment of principal extending beyond the latest Revolving Facility Termination Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(b)     no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of securities of the Trust as contemplated in (f) below and other than on a change of control of the Trust where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Revolving Facility Termination Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(c)     upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)     upon distribution of the assets of the applicable Harvest Party on any dissolution, winding up, total liquidation or reorganization of applicable Harvest Party (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Indebtedness under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e)     the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Indebtedness under this Agreement or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document shall not in and of themselves:

(i)     cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)     cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f)     payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the applicable Harvest Party, by delivering Trust Units in accordance with the indenture or agreement governing such debentures or notes (whether such Trust Units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

provided that the Existing Convertible Debentures shall be deemed to qualify as Convertible Debentures so long as the terms thereof are not amended after the Closing Date in a manner which is inconsistent with the above characteristics.

"Credit Facilities" means, collectively, the Bridge Facility and the Revolving Facility and "Credit Facility" means either one of them, as applicable.

"Criminal Code (Canada)" means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

"Debenture Security" means the debentures and debenture pledge agreements referred to in Sections 4.1(a) and 4.1 (b).

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Depository Bills and Notes Act (Canada)" means the Depository Bills and Notes Act (Canada), R.S.C. 1998, c. 13, including the regulations made and, from time to time, in force under that Act.

"Director" means a director of the Borrower and reference to action by the directors or board of directors when used with respect to the Borrower means action by the directors of the Borrower as a board or, whenever duly empowered, by an executive committee or any other duly authorized committee of the board.

"Discount Proceeds" means, in respect of any Bankers' Acceptance denominated in Canadian Dollars, an amount (rounded to the nearest whole cent with one-half of one cent being rounded up) determined as of the applicable Drawdown Date or date of a Conversion or Rollover which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

              1
1 + (Rate x Term)

where the "Rate" is the applicable Discount Rate expressed as a decimal on the Drawdown Date or the date of a Conversion or Rollover, as the case may be; the "Term" is the term of such Bankers' Acceptance expressed as a number of days divided by 365; the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up; and the annual rate of interest to which the "Rate" used in the foregoing determination of Discount Proceeds is equal, is the "Rate" multiplied by the actual number of days in a period of 1 year commencing on the day such Discount Proceeds are determined and divided by 365.

"Discount Rate" means on any day, with respect to Bankers' Acceptances being accepted by a Lender on any date and subject to Section 9.2(f), (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), the CDOR Rate, (ii) for a Lender that is listed in Schedule II or Schedule III to the Bank Act (Canada), the lesser of such Lender's quoted rate and the CDOR Rate plus 7.5 Basis Points, and (iii) for a Non-BA Lender, the CDOR Rate plus 7.5 Basis Points.

"Distribution" means any:

(a)     payment of any dividend, distribution or other payment on or in respect of any Securities of a Harvest Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)     redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of Securities of a Harvest Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c)     payment of principal, interest or other amounts in whole or in part, of any Indebtedness of a Harvest Party for borrowed money (including any Indebtedness incurred or assumed by a Harvest Party pursuant to a capital lease); or

(d)     loan or advance which is made by a Harvest Party;

whether made or paid in or for cash, property or both, or

(e)     the transfer of any property by a Harvest Party for consideration of less than fair market value;

but excluding, in any event, any issuance of Trust Units by the Trust to any of its unitholders.

"Documents" means the Agreement, the Security and any other instruments or agreement entered into by the Parties relating to the Credit Facilities or delivered by a Harvest Party pursuant to the terms of this Agreement.

"Documents of Title" means collectively any and all present and future documents of title and all leases, reservations, permits, unit agreements, assignments, trust declarations, participation, exploration, farmout, farmin, royalty, purchase, or other agreements by virtue of which the any Harvest Party is entitled to:

(a)     explore for, drill for, recover, take or win Petroleum Substances and the present and future interests of any Harvest Party therein, and the rights of any Harvest Party thereunder; or

(b)     share in the production or proceeds of production or part thereof or proceeds of royalty, production, profits or other interests out of, referable to, payable in respect of or any amounts calculable by reference to the volume or value of Petroleum Substances and the present and future interests of any Harvest Party therein and the rights of any Harvest Party thereunder.

"Drawdown" means, in relation to a Credit Facility, an Advance under such Credit Facility other than by way of Rollover or Conversion.

"Drawdown Date" means, in relation to a Credit Facility, the date specified in a Notice of Drawdown as the date on which a Drawdown under such Credit Facility will occur and which date will be a Banking Day, and in the case of a LIBOR Based Loan, will also be a LIBOR Banking Day.

"Effective Time" means the time that all of the conditions precedent in Section 6.1 are met.

"Election Period" has the meaning attributed to it in Section 2.2(b).

"Environment" means all components of the earth, including, all layers of the atmosphere, air, land (including, all underground spaces and cavities and all lands submerged under water), soil, water (including, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

"Environmental Laws" means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including related to the Release of Contaminants, occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

"Escrow Funds" has the meaning attributed to it in Section 18.4.

"Eurodollars" means U.S. Dollars which are freely convertible, transferable and dealt with on the London Interbank Eurodollar Market.

"Event of Default" means an event specified in Section 18.1.

"Excess" has the meaning attributed to it in Section 5.7.

"Existing BAs" means those Bankers' Acceptances previously accepted by an Existing Lender at the request of the Borrower pursuant to the Original Credit Agreement which remain outstanding on the Closing Date, as described in Schedule N.

"Existing Convertible Debentures" means:

(a)     in respect of Viking Energy Royalty Trust, 10.5% debentures due January 31, 2008 issued pursuant to the Debenture Trust Indenture dated January 15, 2003 with Computershare Trust Company of Canada and 6.4% debentures due October 31, 2012 issued pursuant to the First Supplemental Indenture dated October 20, 2005 which debentures have been assumed by Harvest Energy Trust pursuant to a Second Supplemental Trust Indenture dated February 3, 2006; and

(b)     in respect of Harvest Energy Trust, 9% debentures due May 31, 2009 issued pursuant to the Debenture Trust Indenture dated January 29, 2004 with Valiant Trust Company, 8% debentures due September 30, 2010 issued pursuant to the First Supplemental Indenture dated as of August 4, 2004 and 6.5% debentures due December 31, 2010 issued pursuant to the Second Supplemental Indenture dated as of August 2, 2005.

"Existing LCs" means those Letters of Credit previously issued by an Existing Lender at the request of the Borrower pursuant to the Original Credit Agreement which remain outstanding on the Closing Date, as described in Schedule N.

"Existing Lender" means a lender under the Original Credit Agreement.

"Existing Security" means the Security listed in Schedule O.

"Extending Lender" has the meaning attributed to it in Section 2.2(b).

"Extension" has the meaning attributed to it in Section 2.2(a).

"Extension Notice" has the meaning attributed to it in Section 2.2(d).

"Extension Request" has the meaning attributed to it in Section 2.2(b).

"Face Amount" means:

(a)     in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity;

(b)     in respect of a BA Equivalent Advance, the amount payable to the Non-BA Lender on the maturity thereof; and

(c)     in respect of a Letter of Credit, the maximum amount which the Issuing Lender is contingently liable to pay the beneficiary thereof.

"Federal Funds Rate" means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor, the "H.15(519)") for such day opposite the caption "Federal Funds (Effective)". If on any relevant day such rate is not yet published in H.15(519), the rate for such day will be the rate of interest per annum set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Bank of New York (including any successor, the "Composite 3:30 p.m. Quotations") for such day under the caption "Federal Funds Effective Rate". If on any relevant day the appropriate rate per annum for such day is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, the rate for such day will be the arithmetic mean of the rates per annum for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. (New York time) on that day by each of three major brokers of Federal funds transactions in New York City, selected by the Agent in its sole discretion, acting reasonably.

"Federal Reserve Board" or "Federal" means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

"Financial Letter of Credit" means a standby letter of credit issued under a Credit Facility if it serves as a payment guarantee of the Borrower's financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines as determined by the Fronting Lender.

"Focus Minority Interest" means the 40% ownership interest in Redearth Partnership owned by FET Resources Ltd. on the Closing Date (including any successor in interest thereto).

"Fronted LC" means any Letter of Credit that is not a Swingline LC.

"Fronting Fee" has the meaning attributed to it in Section 3.3.

"Fronting Lender" means CIBC or any other Lender selected by the Borrower and approved by the Agent which agrees to act as a fronting lender to issue Fronted LCs.

"GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

"Guarantee" means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any Person or any other agreement, instrument or document under which a Person otherwise directly or indirectly becomes liable: (a) in respect of any obligation of any other Person, (b) to maintain the solvency or any balance sheet or other financial condition of any other Persons (including keep-well covenants), or (c) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in each case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

"Handbook" means the "CICA Handbook" published by the Canadian Institute of Chartered Accountants, as amended, replaced or republished from time to time.

"Harvest Parties" means the Trust, the Borrower, the Restricted Subsidiaries listed in Schedule J, and any other Subsidiary of the Borrower which, at any time, the Borrower deems, by notice to the Agent, to be a Restricted Subsidiary.

"Hedge Affiliate" means a Person which, at the time it entered into a Hedge Agreement with a Harvest Party, was an Affiliate of a Lender.

"Hedge Agreement" means:

(a)     any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates;

(b)     any contract for the sale or future delivery of commodities (including, without limitation, electricity) (whether or not the subject commodities are to be delivered), hedging contract, forward contract, swap agreement, futures contract or other commodity pricing protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in prices of the subject commodities;

(c)     any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates; and

(d)     any other derivative agreement or other similar agreement or arrangements.

"Hedge Crystallization Event" means, in respect of a Lender Hedge Agreement, the crystallization or unwinding of such Lender Hedge Agreement whether as a result of a demand made by the applicable Hedge Lender pursuant to such Lender Hedge Agreement for repayment of all Indebtedness relating thereto or an automatic early termination of obligations under such Lender Hedge Agreement pursuant to the terms thereof.

"Hedge Indebtedness" means, after a Hedge Crystallization Event:

(a)     in respect of a Hedge Lender (including its Hedge Affiliate), the Indebtedness determined by such Hedge Lender by calculating the Hedge Termination Amount for each of its Lender Hedge Agreements and determining the difference, if positive, of the aggregate net amounts payable by the Harvest Parties to such Hedge Lender; and

(b)     in respect of all Hedge Lenders, the aggregate of all amounts calculated in paragraph (a) above for all Hedge Lenders.

"Hedge Lender" means a Person which, at the time it entered into a Hedge Agreement with a Harvest Party, was a Lender or an Affiliate of a Lender; provided that:

(a)     for certainty any Person which enters into a Hedge Agreement with a Harvest Party after such Person or its Affiliate ceases to be a Lender hereunder is not a Hedge Lender for purposes hereof; and

(b)     where a Hedge Affiliate of a Lender is a Hedge Lender, such Lender shall at all times remain responsible for the obligations of such Affiliate under this Agreement.

"Hedge Termination Amount" means, in respect of a Lender Hedge Agreement on any day, the amount (whether positive or negative) determined by the applicable Hedge Lender thereunder in accordance with its customary practices and acting reasonably as of the close of business as though such day were an "Early Termination Date" and the Lender Hedge Agreement was a "Terminated Transaction" in accordance with the payment measures provided for in Section 6(e) of the ISDA Master Agreement between the applicable Harvest Party and such Hedge Lender, with any such termination amount being expressed in Canadian Dollars and all defined terms used in this definition and not otherwise defined in this Agreement having the meaning ascribed thereto in such ISDA Master Agreement.

"Hostile Acquisition" means an acquisition, which is required to be reported to applicable securities regulatory authorities, of shares of a corporation where the board of directors of that corporation has not approved such acquisition nor recommended to the shareholders of the corporation that they sell their shares pursuant to the proposed acquisition or of units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or of units of a partnership where the board of directors of the general or managing partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

"including" means "including without limitation."

"Income Tax Act (Canada)" means the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1, including the regulations made and, from time to time, in force under that Act, as amended from time to time.

"Indebtedness" means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or guaranteed by such Person, whether absolute or contingent and including any crystallized obligation of such Person arising in respect of any Hedging Agreement.

"Independent Engineering Report" means one or more economic and reserve engineering evaluation reports prepared by an independent engineering firm chosen by the Borrower covering all of the proved Oil and Gas Properties.

"Individual Commitment Amount" means, from time to time in respect of a Lender, that portion of the Aggregate Commitment Amount under a Credit Facility which a Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, initially as set forth in Schedule B and subject to adjustment pursuant to the terms of the Agreement.

"Intercreditor Agreement" means an intercreditor and common security agreement substantially in the form attached as Schedule L, or incorporating the principles set forth in Schedule L, as applicable, as such agreement may from time to time be amended, amended and restated, supplemented or replaced.

"Interest Act (Canada)" means the Interest Act, R.S.C. 1985, c. 1-15, including the regulations made and, from time to time, in force under that Act.

"Investment Grade" means, with respect to a successor entity in accordance with Section 17.1(c), a senior secured long term debt rating of no less than:

(a)     if such successor entity is rated by both Standard & Poor's Rating Services, a division of The McGraw-Hill Companies (together with its successors, "S&P") and Moody's Investor Services, Inc. (together with its successors ("Moody's"), then BBB- by S&P and Baa3 by Moody's; or

(b)     if such successor entity is rated by only one of S&P or Moody's, then BBB- by S&P or Baa3 by Moody's, as applicable.

"ISDA Master Agreement" means the 1992 International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border) as from time to time amended, restated or replaced by the International Swaps and Derivatives Association, Inc. and as used in this Agreement in relation to Lender Hedge Agreements means the form of such agreement as entered into between a Harvest Party and the applicable Hedge Lender.

"Issuing Lender" means, (i) with respect to a Fronted LC, the Fronting Lender, and (ii) with respect to a Letter of Credit issued as a Swingline Advance, the Swingline Lender.

"Issuance Fees" means the issuance fees to be paid by the Borrower in respect of Letters of Credit pursuant to Section 3.2(e) or 3.2(f), as applicable.

"Judgment Interest Act (Alberta)" means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

"Laws" means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, writs, injunctions, decisions, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity.

"LC Application" has the meaning attributed to it in Section 10.2(a).

"Lead Arrangers" means CIBC World Markets and TD Securities.

"Lender Hedge Agreement" means a Hedge Agreement entered into by any Harvest Party with any Hedge Lender and shall be deemed to include the Hedge Agreements listed in Schedule N.

"Lenders" means the Revolving Lenders and the Bridge Lenders, and "Lender" means any one of them.

"Letters of Credit" means, collectively, Financial Letters of Credit and Performance Letters of Credit.

"LIBOR" means the rate (rounded up to the nearest one hundredth of one percent (1/100th of 1%) if necessary) quoted by the Agent, as the average rate listed on the "LIBOR 01 Page" of Reuter's London Interbank Offer Rate Screen applicable to the relevant LIBOR Period, at which deposits in U.S. Dollars are offered to financial institutions in the London interbank market at 11:00 a.m. (London local time) on the date two LIBOR Banking Days in advance of the commencement of the applicable LIBOR Period.

"LIBOR Banking Day" means any Banking Day on which commercial banks are open for international business (including dealings in U.S. Dollar deposits in the London interbank market) in London, England.

"LIBOR Based Loan" means a loan under a Credit Facility in U.S. Dollars which bears interest at a rate based on LIBOR.

"LIBOR Period" means a period of 1, 2, 3 or 6 months selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be agreed to by all of the Lenders under the applicable Credit Facility.

"Majority Lenders" means the Lenders under the Credit Facilities holding, in aggregate, at least 66 2/3% of the Aggregate Commitment Amount under both Credit Facilities.

"Material Acquisition" means an acquisition by a Harvest Party of shares or other assets which increases the Consolidated Tangible Assets of the Trust as shown on the most current consolidated financial statements of the Trust by more than 10% and which, for certainty, includes the NARL Acquisition.

"Material Adverse Effect" means a material adverse effect on the financial position, the property, business, operations or liabilities of the Harvest Parties taken as a whole, or on the ability of the Harvest Parties taken as a whole, to perform the obligations under the Documents, or the validity of enforceability of any material provision thereof.

"Material Contracts" means the Trust Indenture, the Note Indenture (including the Notes), the Redearth Intercreditor Agreement, the partnership agreement constituting the Redearth Partnership, the Offtake Agreement and any royalty sale agreements, net profit interest agreements and note indentures between the Trust and any of the other Harvest Parties (including any promissory notes issued thereunder) and also includes, effective as of the date of designation thereof, any other agreements designated in writing as Material Contracts by the Majority Lenders, acting reasonably, from time to time after the Closing Date, provided that the Offtake Agreement shall cease to be a Material Contract on October 19, 2008.

"Maturity Date" means the Banking Day, which in the case of a LIBOR Based Loan must also be a LIBOR Banking Day, on which a LIBOR Based Loan becomes due and payable by the Borrower or on which a Bankers' Acceptance matures or on which a Letter of Credit expires, as applicable.

"NARL" means North Atlantic Refining Limited, and its successors and assigns.

"NARL LP" means North Atlantic Refining Limited Partnership, and its successors and assigns.

"NARL Acquisition" means the acquisition by the Trust of the NARL Shares and the VRSA Inventory pursuant to the NARL Purchase Agreement.

"NARL Purchase Agreement" means the purchase and sale agreement dated as of August 22, 2006 between VITOL Refining Group B.V. and the Trust.

"NARL Shares" means the "Shares" as defined in the NARL Purchase Agreement.

"Net Proceeds" means the Discount Proceeds less the applicable Stamping Fee as provided hereunder in respect of Bankers' Acceptances.

"New Restricted Subsidiaries" means Harvest BEL Inc., NARL, NARL LP, AcquisitionCo, Harvest Refining General Partnership, Viking Energy Royalty Trust, Calpine Natural Gas Trust, 1115638 Alberta Ltd. and 1115650 Alberta Ltd.

"Non-BA Lender" means any Lender which is not a BA Lender. "Non-Extending Lender" has the meaning attributed to it in Section 2.2(b). "Non-Participating Lender" has the meaning attributed to it in Section 6.4. "Non-Restricted Subsidiary" means any Subsidiary which is not a Restricted Subsidiary.

"Noon Rate" means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions made by the Agent at Toronto, Ontario at approximately noon (Toronto local time)).

"Note Indenture" means the indenture dated as of October 14, 2004 between the Borrower and U.S. Bank National Association, as amended from time to time as permitted hereby.

"Notes" means the U.S. $250,000,000 7 7/8% senior notes due 2011 issued by the Borrower pursuant to the Note Indenture.

"Notice of Drawdown" means, in relation to Drawdowns, a notice by the Borrower to the Agent substantially in the form of Schedule D.

"Notice of Rollover or Notice of Conversion" means, in relation to Advances (other than Drawdowns), a notice by the Borrower to the Agent substantially in the form of Schedule E.

"Obligations" means all indebtedness, liabilities and other obligations, whether absolute or contingent, matured or unmatured, howsoever arising under this Agreement owed by the Borrower to one or more of the Lenders or the Agent.

"OECD Countries" means countries which are members at such time of the Organization for Economic Cooperation and Development.

"Offtake Agreement" means the Supply and Offtake Agreement dated as of October 19, 2006 by and between Vitol Refining S.A. and NARL.

"Oil and Gas Properties" means all of the interest, right, title and estate of the Harvest Parties, now owned or hereafter acquired, in and to:

(a)     all lands and other real and immovable property interests of the Harvest Parties (including leasehold lands and licenses held by the Harvest Parties relating thereto) owned, held or used, from time to time, in connection with the exploration for and development (including, without limitation, such interests in respect of which no proved reserves are attributed), production, processing, transportation and marketing of Petroleum Substances;

(b)     the rights to explore for, mine, drill for, produce, take, save or market Petroleum Substances under all lands and other real and immovable property interests referred to in subsection (a) of this definition;

(c)     the Petroleum Substances within, upon or under all lands and other real and immovable property interests referred in subsection (a) of this definition;

(d)     royalty, production, profits and other interests or payment out of, referable to, or payable in respect of, Petroleum Substances or the value thereof produced from or allocable to the lands and other real and immovable property interests referred to in subsection (a) of this definition;

(e)     the Documents of Title;

(f)     any and all rights and interests in the foregoing substantially replacing, extending or renewing any thereof in the event of termination, surrender, negotiation, renegotiation or supersession thereof; and

(g)     any and all rights to acquire any of the foregoing. "Original Credit Agreement" has the meaning attributed to it in the first recital to this Agreement.

"Pari Passu Security" means Security Interests which are the same in all material respects (other than the principal amount or beneficiary) as the Security and are granted to any holder(s) of Pari Passu Senior Debt incurred in compliance with Section 4.3.

"Pari Passu Senior Debt" means Consolidated Senior Debt (other than the Obligations) which is secured by the Debenture Security or the Pari Passu Security on a pari passu basis with the Obligations and the Hedge Indebtedness.

"Parties" means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and "Party" means any one of the Parties.

"Pension Plan" means any retirement or pension benefit plan that is established by a Person for the benefit of its employees, that requires such Person to make periodic payments or contributions.

"Permitted Encumbrances" means, without duplication, "Permitted Encumbrances" as defined in the NARL Purchase Agreement (to the extent that such Permitted Encumbrances do not secure any Consolidated Senior Debt and relate to assets or property of NARL in the Province of Newfoundland and Labrador only) and:

(a)     undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Harvest Parties in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(b)     liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of Oil and Gas Properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens relate, for any of the Harvest Parties' portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(c)     a sale or disposition of Oil and Gas Properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Harvest Parties' reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, such Harvest Party's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than such Harvest Party's interest in such Oil and Gas Properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)     to the extent a Security Interest is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Oil and Gas Properties that are or were entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)     liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Oil and Gas Properties, if such liens do not materially detract from the value of any material part of the property of the Harvest Parties taken as a whole;

(f)     easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land (if such land is a material part of the property of the Harvest Parties taken as a whole) held by any of the Harvest Parties' (including rights-of- way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Harvest Parties taken as a whole;

(g)     any lien or trust arising in connection with worker's compensation, employment insurance, pension and employment Laws;

(h)     the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Harvest Parties, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof; and rights of distress reserved in or exercisable under any other lease or sublease to which such Harvest Party is a party which secures the payment of rent or compliance with the terms thereof;

(i)     liens on Petroleum Substances or proceeds of the sale thereof pursuant to a processing or transmission arrangement securing payment of the obligations of any Harvest Party in respect of the costs thereof, provided such costs are not due or delinquent, or if due or delinquent any such lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(j)     all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(k)     any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the Oil and Gas Properties of the Harvest Parties;

(1)     any claim or Security Interest from time to time disclosed by the Harvest Parties to the Agent and which is consented to by the Lenders;

(m)     public and statutory liens not yet due and similar liens arising by operation of Law, and if due or delinquent any lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(n)     any non-recourse pledge by any of the Harvest Parties of Securities in any Non- Restricted Subsidiary which is required to facilitate any indebtedness for borrowed money incurred by such Non-Restricted Subsidiary;

(o)     (i) any Purchase Money Security Interest, (ii) any Security Interest which secures Capital Lease Obligations granted or assumed by any of the Harvest Parties, or (iii) any "Permitted Encumbrance" as defined in the NARL Purchase Agreement (to the extent that any such Permitted Encumbrance secures any Consolidated Senior Debt and relates to assets or property of NARL in the Province of Newfoundland and Labrador only), provided that the obligations secured by all of the Security Interests and encumbrances in clauses (i), (ii) and (iii) above do not at any time exceed $15,000,000 or the Canadian Dollar Exchange Equivalent thereof;

(p)     any Security Interests consisting solely of pledges of cash or marketable securities granted or assumed by any of the Harvest Parties to secure its obligations under any Hedge Agreement; provided that the aggregate value of pledged collateral secured by all such Security Interests does not at any time exceed $25,000,000 or the Canadian Dollar Exchange Equivalent thereof; and

(q)     the Security (which will also secure any Hedge Indebtedness as provided for in Section 4.2 and may also secure any Pari Passu Senior Debt incurred in compliance with Section 4.3) and any Pari Passu Security.

"Performance Letters of Credit" means any Letter of Credit that is. not a Financial Letter of Credit.

"Person" means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an "entity") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

"Principal Amount" means, in relation to a Lender under a Credit Facility, that portion of the Aggregate Principal Amount which has been advanced by such Lender under such Credit Facility and which remains outstanding.

"Purchase Money Security Interest" means a Security Interest, whether given to a vendor, a lender or any other Person, securing indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property which Security Interest is limited exclusively to such property.

"Rateable Portion" means with respect to a Credit Facility, and subject to adjustment pursuant to Section 2.3, 2.8(b), 6.3, 6.4 or 6.5, the proportion from time to time of the Individual Commitment Amount of a Lender under such Credit Facility relative to the Aggregate Commitment Amount under such Credit Facility.

"Redearth Intercreditor Agreement" means the Intercreditor Acknowledgement Agreement dated March 31, 2006 between Royal Bank of Canada as agent and certain lenders to FET Resources Ltd. in respect of the Focus Minority Interest, the Agent on behalf of the Lenders, FET Resources Ltd., Redearth Partnership and the Borrower, as from time to time amended, amended and restated, supplemented or replaced as permitted hereby.

"Refinery" has the meaning attributed to it in the NARL Purchase Agreement.

"Refinery Lands" has the meaning attributed to it in the NARL Purchase Agreement.

"Release" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

"Repayment" means the repayment of any outstanding Borrowing, other than a Swingline Borrowing, by the Borrower to the Agent on behalf of the Lenders.

"Request Period" has the meaning attributed to it in Section 2.2(a).

"Resignation Notice" has the meaning attributed to it in Section 21.10.

"Restricted Subsidiary" means any Subsidiary of the Trust, other than the Borrower, that has been designated as a "Restricted Subsidiary" by the Borrower in accordance with Section 15.1 and is then listed as such in Schedule J (as such Schedule may be revised from time to time).

"Revolving Facility" means the revolving credit facility established in favour of the Borrower pursuant to Section 2.1(a).

"Revolving Facility Termination Date" means, with respect to a Revolving Lender, March 31, 2009, as such date may be extended pursuant to Section 2.2 with respect to an Extending Lender.

"Revolving Lenders" means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment Amount under the Revolving Facility, initially being each of the financial institutions listed as Revolving Lenders in Schedule B and thereafter, those financial institutions which may become a Party to the Agreement, as a Revolving Lender, by executing and delivering to the Agent and to the Borrower an Assignment, and each of their respective successors and permitted assigns, and Revolving Lender means any one of them in such capacity.

"Rollover" means, with respect to a Borrowing under a Credit Facility:

(a)     in relation to a LIBOR Based Loan, the continuation of all or any portion of such LIBOR Based Loan for an additional LIBOR Period under such Credit Facility subsequent to the initial or any subsequent LIBOR Period applicable thereto;

(b)     in relation to maturing Bankers' Acceptances, the issuance of new Bankers' Acceptances under such Credit Facility in respect of all or any portion of such Bankers' Acceptances at their Maturity Date;

(c)     in relation to an expiring Letter of Credit, the extension or replacement of an existing Letter of Credit under such Credit Facility, provided that the beneficiary remains the same, the Face Amount is not increased and the other principal terms thereof (other than the Maturity Date) remain the same;

and "Rolled Over" shall have a similar meaning.

"Securities" means any interest in any partnership, trust or joint venture or any securities in the capital stock of any corporation or limited liability company, in each case which carry a residual right to participate in the earnings of such partnership, trust, joint venture, corporation or limited liability company or, upon the liquidation or winding up of such partnership, trust, joint venture, corporation or limited liability company, to share in its assets.

"Security" has the meaning attributed to it in Section 4.1.

"Security Interest" means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute but excludes operating leases and any contractual right of set-off created in the ordinary course of business.

"Senior Unsecured Credit Agreement" means that certain Cdn.$450,000,000 Credit Agreement dated the date hereof among the Borrower, CIBC, as administrative agent, the lenders party thereto and those other financial institutions which are or thereafter become lenders under such agreement.

"Senior Unsecured Loan Documents" means the Senior Unsecured Credit Agreement, the Unsecured Guarantees (as defined therein) and any other instruments or agreements entered into by the Borrower, administrative agent and lenders under the Senior Unsecured Credit Agreement relating to the credit facilities established thereby or delivered by a Harvest Party pursuant to the terms of the Senior Unsecured Credit Agreement.

"Senior Unsecured Obligations" means all indebtedness of the Borrower under the Senior Unsecured Loan Documents.

"Stamping Fee" has the meaning attributed to it in Section 3.2(d).

"Subordinated Debt" means all indebtedness for borrowed money created, incurred, assumed or guaranteed by a Harvest Party and which is owing to a Person or Persons other than another Harvest Party, which indebtedness has all of the following characteristics:

(a)     an initial final maturity in respect of repayment of principal extending beyond the latest Revolving Facility Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(b)     no scheduled cash principal payments thereunder prior to the latest Revolving Facility Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(c)     such indebtedness shall be unsecured;

(d)     upon the occurrence of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the applicable Harvest Party, such indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement or any guarantee thereof;

(e)     upon the occurrence of any Default or Event of Default, such indebtedness shall have a standstill period of not less than six months; and

(f)     such indebtedness shall not have any material covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement,

provided that (i) the subordination provisions in paragraphs (d) and (e) above are confirmed in writing by any trustee for holders of such Subordinated Debt or by a subordination agreement with the Agent in a form satisfactory to the Majority Lenders acting reasonably, and (ii) Subordinated Debt does not in any event include Convertible Debentures.

"Subsidiary" means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Trust, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles or in respect of a partnership or trust if more than a 50% interest in the profits or capital thereof is directly or indirectly owned by such Person, and includes any legal entity in like relationship to a Subsidiary.

"Subsidiary Partnerships" means any Restricted Subsidiaries which are general or limited partnerships.

"Subsidiary Trusts" means any Restricted Subsidiaries which are trusts.

"Successor Agent" has the meaning attributed to it in Section 21.10.

"Swingline Advance" means a Drawdown under the Revolving Facility pursuant to Section 2.8 by way of a Canadian Prime Rate Loan, a U.S. Base Rate Loan, (subject to availability) a Bankers' Acceptance with a term to maturity not to exceed 15 days, or a Letter of Credit.

"Swingline Borrowing" means a Borrowing funded by way of a Swingline Advance.

"Swingline LC" means a Letter of Credit issued as a Swingline Advance.

"Swingline Lender" means CIBC in its capacity as a Revolving Lender or any other Revolving Lender selected by the Borrower and approved by the Agent which agrees to make Swingline Advances available hereunder.

"Syndicated Borrowing" means a Borrowing that is not a Swingline Borrowing.

"Taxes" means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

"Total Capitalization" means, at any time, the aggregate of Consolidated Total Debt and Unitholders' Equity.

"Trust" means Harvest Energy Trust and its successors and permitted assigns.

"Trust Indenture" means the third amended and restated trust indenture dated February 3, 2006 between the Trustee and the Borrower, as amended from time to time as permitted hereby.

"Trust Units" means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

"Trustee" means the trustee from time to time of the Trust and initially means Valiant Trust Company.

"U.S. Base Rate" means the greater of (a) variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its "U.S. Base Rate", and (b) the Federal Funds Rate plus 100 Basis Points per annum.

"U.S. Base Rate Loan" means a loan under a Credit Facility in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate.

"U.S. Dollars" or "U.S. $" each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

"Unitholders' Equity" means, at any time, the unitholders' equity as shown on the consolidated balance sheet of the Trust, plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by any of the Harvest Parties (if, in the case of Trust, the proceeds of issuance are subsequently invested in the other Harvest Parties) which remain outstanding.

"Voting Securities" means Securities carrying voting rights under all circumstances, provided that, for the purposes of this definition, Securities which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any Securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

"VRSA Inventory" has the meaning attributed to it in the NARL Purchase Agreement.

Schedules B to O Intentionally Deleted